Exhibit 99.3

Kenon Holdings Ltd. and subsidiaries

Registration Number: 201406588W

Annual Report

As at December 31, 2018, 2017 and 2016 and for the years then ended

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2018, 2017 and 2016 and for the years then ended

12
Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2018.

In our opinion:
(a)
the financial statements set out on pages F-10 to F-100 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2018 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Laurence Neil Charney
Nathan Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui
Arunava Sen
Barak Cohen	(Appointed on September 15, 2018)

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, (the Act), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the year/date of appointment	Holdings at end of the year

Laurence Neil Charney
Kenon Holdings Ltd. - Ordinary shares	32,482	37,187

Nathan Scott Fine
Kenon Holdings Ltd. - Ordinary shares	27,265	30,464

Foo Say Mui
Kenon Holdings Ltd. - Ordinary shares	3,085	6,284

Arunava Sen
Kenon Holdings Ltd. - Ordinary shares	3,085	6,284

Barak Cohen
Kenon Holdings Ltd. - Ordinary shares	45,438	45,438

Directors’ interests (Cont’d)

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

Except as disclosed under the “Share options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options and share plans

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

────────────────────
Cyril Pierre-Jean Ducau
Director

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Arunava Sen
Director

April 8, 2019

Report on the audit of the financial statements

Members of the Company
 Kenon Holdings Ltd.:

Opinion

We have audited the financial statements of Kenon Holdings Ltd, (‘the Company’) and its subsidiaries (‘the Group’), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at December 31, 2018, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of the Group for the year ended December 31, 2018, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages FS-10 to FS-100.

In our opinion, the accompanying consolidated financial statements of the Group and statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (‘the Act’) and Financial Reporting Standards in Singapore (‘FRSs’) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at December 31, 2018 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (‘SSAs’).  Our responsibilities under those standards are further described in the ‘Auditors’ responsibilities for the audit of the financial statements’ section of our report.  We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (‘ACRA Code’) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period.  These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment of property, plant and equipment (“PPE”)
The key audit matter	How the matter was addressed in our audit
Refer to page F-20, Note 2.D.1. (Recoverable amount of non-financial assets and Cash Generating Units (CGU) and Note 13 (Property, Plant and Equipment, Net).

FRS 36 Impairment of Assets requires that an entity assess at the end of each financial reporting period whether there is any indication that a definite life non-financial asset or CGU may be impaired. If any such indication exists, the entity is required to determine the recoverable amount of the non-financial asset or CGU.

The impairment indicator analysis performed by management in accordance with FRS 36 Impairment of Assets, did not identify any impairment indicators in respect of the Group’s property, plant and equipment (“PPE”) which mainly comprised power generation assets as the Group’s PPE continued to generate positive cash flows.

In respect of the impairment assessment over the Group’s power generation PPE, a key component of our audit was to understand and challenge management’s assessment of impairment indicators and independently corroborate internal information used in management’s assessment against actual results of the CGU.

Findings We found management’s assessment of impairment indicators to be appropriate and concluded that no impairment indicators existed in respect of the Group’s PPE as at December 31, 2018.

Gain on third party investment in Qoros ($504 million) and valuation of Qoros Put Option
The key audit matter	How the matter was addressed in our audit
Refer to page F-46, Note 9.C.b.2. In January 2018, an investor purchased 51% of Qoros from Kenon and Chery; this was part of an investment structure to invest a total of RMB 6.63 billion (approximately $1,002 million) by the investor. -

The transaction was structured in two separate agreements 1) an initial sale of 24% and 25% of Qoros shareholding by Kenon and Chery respectively and 2) a reinvestment of proceeds from the sale as described in 1) above, less any outstanding shareholder loan due from Qoros that will be converted to equity at Qoros.  As part of the Investment Agreement, the Group obtained a put option (‘Qoros Put Option’) to sell its remaining 24% interest to the investor.

The series of transactions involved are complex and judgement was required to determine the accounting treatment and related gain on dilution. The two separate agreements 1) an initial sale of the Group’s 24% of Qoros shareholding and 2) a reinvestment of proceeds from the sale of the Group’s 24% shareholding less any outstanding shareholder loan due from Qoros were treated as linked transactions which resulted in a dilution of the Group’s shareholding in Qoros. As a result of the transaction, the Group recognised a gain on third party investment in Qoros amounting to $504 million.

The gain includes the recognition of the Qoros Put Option which was initially valued at $130 million. The Qoros Put Option was subsequently carried at fair value, amounting $90 million, as at December 31, 2018. The valuation of the Qoros Put Option is complex and involves significant judgement.

In respect of the dilution, we reviewed the contractual agreements and independently assessed;

i)          if the separate agreements met the requirements to be accounted for as a linked transaction;
ii)         if the timing of the recognition of dilution was appropriate, based on the point of which loss of control was established;
iii)        the completeness of elements of the transaction that management accounted for in accordance with the agreements; and
iv)        if management’s computation of the dilution was accurate and complete by performing a re-computation of the gain on dilution.

We tested the cash received from the transaction and reinvestments made by the Group.

In respect of the valuation of the Qoros Put Option, we engaged our valuation experts to review the appropriateness of the valuation methodology, model and assumptions applied by management in its valuation. We also corroborated management’s assumptions applied in the valuation including Qoros’ equity value, expected exercise date, risk-free interest rate, expected volatility and expected dividend yield with facts obtained from our review of the contractual agreements to the arrangement.

Findings

We evaluated management’s assessment and concluded that the arrangement met the criteria to be accounted for as a linked transaction. The gain on dilution of investment in Qoros was recognised appropriately. The fair value of the put option was measured appropriately at inception and as at December 31, 2018.

Impairment of Investments in associated companies
The key audit matter	How the matter was addressed in our audit
Refer to page F-20, Note 2.D.1. (Recoverable amount of non-financial assets and Cash Generating Units.  Kenon has investments in two associated companies; ZIM and Qoros (Refer to Note 9.C.a to the financial statements). Kenon owns 32% and 24% of ZIM and Qoros respectively as at December 31, 2018.

FRS 28 Investments in Associates and Joint Ventures requires that an entity to determine whether there is any objective evidence that its net investment in an associate is impaired.

Management’s internal impairment assessment as at December 31, 2018 noted the following;

i)      The Group did not identify any objective evidence of impairment in relation to its investment in ZIM based on guidance prescribed in FRS 28, Investments in Associate and Joint Ventures. Even though ZIM was in a total comprehensive loss position for the year ended December 31, 2018, ZIM was operationally profitable for the year ended December 31, 2018 after excluding the specific impairment recorded on remaining vessels that it owned, following ZIM’s decision to change its business model to a leasing-based operating model in future years. As objective evidence of impairment did not exist as at December 31, 2018, an impairment test in accordance with FRS 36 Impairment of Assets was not performed.

ii)     Management had identified objective evidence that its net investment in Qoros at December 31, 2018 might be impaired as Qoros continued to incur losses and faced significant financial difficulties. As such, management performed an impairment test for its investment in Qoros in accordance with FRS 36 Impairment of Assets.

On January 6, 2019, an agreement was executed to sell an additional 12% of the remaining 24% of the Group’s interests in Qoros to an investor at an agreed price of RMB1,560 million (approximately $227 million) subject to closing conditions. As the selling price was significantly higher than the combined carrying value of the respective investment in Qoros and related Qoros Put Option, management concluded that the recoverable amount of its investment in Qoros, based on fair value less cost of disposal, exceeded the carrying amount. Consequently, no impairment was recognised in the financial year ended December 31, 2018.

In respect of management’s impairment assessment for ZIM, a key component of our audit was to understand and challenge management’s assessment of objective evidence of impairment and independently corroborate internal information used in management’s assessment against the actual results of ZIM.

In respect of management’s impairment test for Qoros, we obtained the agreements executed on January 6, 2019 and ensured that the selling price used by management in concluding that an impairment is not required was factually supported. We reviewed the adequacy of the subsequent event of Qoros  as disclosed in Note 31 to the financial statements.

Findings

We found management’s assessment of impairment, in relation to both ZIM and Qoros, to be appropriate and concluded that no impairment was required for both ZIM and Qoros as at December 31, 2018.

Other information

Management is responsible for the other information contained in the annual report. Other information is defined as all information in the annual report other than the financial statements and our auditors’ report thereon.

We have obtained all other information prior to the date of this auditors’ report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.  If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.  We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSA’s will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSA’s, we exercise professional judgement and maintain professional scepticism throughout the audit.  We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters.  We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is David Anthony Leaver.

KPMG LLP
Public Accountants and
Chartered Accountants
Singapore

April 8, 2019

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2018 and 2017

		As at December 31,
		2018	2017
	Note	$ Thousands
Current assets
Cash and cash equivalents	5	131,123	1,417,388
Short-term investments and deposits	6	49,938	7,144
Trade receivables	7	35,548	44,137
Other current assets, including derivative instruments	8	41,514	35,752
Income tax receivable		-	220
Assets held for sale	9.F	69,592	-
Total current assets		327,715	1,504,641

Non-current assets
Investments in associated companies	9	161,188	121,694
Deposits, loans and other receivables, including derivative instruments	11	140,023	106,717
Deferred payment receivable	12	189,166	175,000
Deferred taxes, net	25	632	-
Property, plant and equipment, net	13	635,088	616,164
Intangible assets, net	14	1,306	1,641
Total non-current assets		1,127,403	1,021,216

Total assets		1,455,118	2,525,857

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2018 and 2017, continued

		As at December 31,
		2018	2017
	Note	$ Thousands
Current liabilities
Loans and debentures	15	23,235	447,956
Trade payables	16	47,672	58,895
Other payables, including derivative instruments	17	12,072	82,522
Provisions	18	-	44,342
Income tax payable		6,939	172,607
Total current liabilities		89,918	806,322

Non-current liabilities
Loans, excluding current portion	15	487,759	503,785
Debentures, excluding current portion	15	75,476	84,758
Deferred taxes, net	25	59,067	52,753
Income tax payable		26,811	26,811
Other non-current liabilities	17	369	81
Total non-current liabilities		649,482	668,188

Total liabilities		739,400	1,474,510

Equity	20
Share capital		602,450	1,267,210
Shareholder transaction reserve		-	3,540
Translation reserve		802	(1,592)
Capital reserve		16,854	19,297
Accumulated profit/(loss)		28,917	(305,337)
Equity attributable to owners of the Company		649,023	983,118
Non-controlling interests		66,695	68,229
Total equity		715,718	1,051,347

Total liabilities and equity		1,455,118	2,525,857

Cyril Pierre-Jean Ducau Chairman of Board of Directors	Robert L. Rosen CEO	Mark Hasson CFO

Approval date of the consolidated financial statements: April 8, 2019

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2018, 2017 and 2016

		For the year ended December 31,
		2018	2017	2016
	Note	$ thousands
Continuing Operations
Revenue	22.A	364,012	365,704	324,253
Cost of sales and services (excluding depreciation)	22.B	(259,515)	(267,136)	(251,666)
Depreciation		(29,809)	(30,102)	(26,697)
Gross profit		74,688	68,466	45,890
Selling, general and administrative expenses	23	(34,031)	(56,292)	(47,095)
Write back/(impairment) of assets and investments	9.C.a	-	28,758	(72,263)
Other expenses		(613)	(51)	(229)
Other income		2,147	1,410	2,757
Financing expenses	24	(30,382)	(70,166)	(47,276)
Financing income	24	28,592	2,904	7,724
Financing expenses, net		(1,790)	(67,262)	(39,552)
Gain on third party investment in Qoros	9.C.b.2	504,049	-	-
Fair value loss on option	9.C.b.2	(39,788)	-	-
Write back/(provision) of financial guarantee	9.C.b.6.g	62,563	-	(130,193)
Share in losses of associated companies, net of tax	9.A.2	(105,257)	(110,665)	(186,215)
Profit/(loss) before income taxes		461,968	(135,636)	(426,900)
Income taxes	25	(11,499)	(72,809)	(2,252)
Profit/(loss) for the year from continuing operations		450,469	(208,445)	(429,152)
(Loss)/profit for the year from discontinued operations	1.B, 27	(5,631)	476,565	35,150
Profit/(loss) for the year		444,838	268,120	(394,002)

Attributable to:
Kenon’s shareholders		434,213	236,590	(411,937)
Non-controlling interests		10,625	31,530	17,935
Profit/(loss) for the year		444,838	268,120	(394,002)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	26
Basic/diluted profit/(loss) per share		8.07	4.40	(7.67)
Basic/diluted profit/(loss) per share from continuing operations		8.17	(4.00)	(8.08)
Basic/diluted (loss)/profit per share from discontinued operations		(0.10)	8.40	0.41

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2018, 2017 and 2016

	For the year ended December 31,
	2018	2017	2016
	$ thousands

Profit/(loss) for the year	444,838	268,120	(394,002)

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	8,672	29,320	157
Foreign currency translation and capital reserves differences reclassified to profit or loss due to third party investment in Qoros	(15,073)	-	-
Group’s share in other comprehensive loss of associated companies	(177)	(1,239)	(3,968)
Change in fair value of derivatives used to hedge cash flows	491	19,489	14,397
Income taxes in respect of components other comprehensive loss	(104)	(6,142)	(1,507)
Total other comprehensive (loss)/income for the year	(6,191)	41,428	9,079
Total comprehensive income/(loss) for the year	438,647	309,548	(384,923)

Attributable to:
Kenon’s shareholders	432,576	270,175	(407,749)
Non-controlling interests	6,071	39,373	22,826

Total comprehensive income/(loss) for the year	438,647	309,548	(384,923)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2018		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347
Share based payments		-	-	-	1,411	-	1,411	403	1,814
Capital distribution	20.A	(664,760)	-	-	-	-	(664,760)	-	(664,760)
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(8,219)	(8,219)
Dividends paid	20.D	-	-	-	-	(100,118)	(100,118)	-	(100,118)
Transactions with controlling shareholder		-	(3,540)	-	-	-	(3,540)	-	(3,540)
Acquisition of shares of subsidiary from holders of rights not conferring control		-	-	-	-	336	336	4	340
Capital reserve in respect of transactions with holders of non-controlling interests		-	-	-	-	-	-	207	207
Total comprehensive income for the year		-	-	-	-		-	-
Net profit for the year		-	-	-	-	434,213	434,213	10,625	444,838
Other comprehensive income/(loss) for the year, net of tax		-	-	2,394	(3,854)	(177)	(1,637)	(4,554)	(6,191)

Balance at December 31, 2018		602,450	-	802	16,854	28,917	649,023	66,695	715,718

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2017		1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204
Share based payments		(240)	-	-	748	-	508	449	957
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(33,848)	(33,848)
Capital reduction to non-controlling interests in subsidiaries		-	-	-	-	-	-	(13,805)	(13,805)
Sale of Colombian assets		-	-	-	-	-	-	(8,890)	(8,890)
Non-controlling interests in respect of business combination		-	-	-	-	-	-	(50)	(50)
Sale of subsidiaries - Latin America and Caribbean businesses		-	-	(5,650)	2,045	-	(3,605)	(170,513)	(174,118)
Dilution of investment in subsidiary	21	-	-	299	(4,691)	62,210	57,818	42,550	100,368
Fair value of shareholder loan		-	(23,019)	-	-	-	(23,019)	-	(23,019)

Total comprehensive income for the year
Net profit for the year		-	-	-	-	236,590	236,590	31,530	268,120
Other comprehensive income/(loss) for the year, net of tax		-	-	25,504	9,620	(1,539)	33,585	7,843	41,428

Balance at December 31, 2017		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2016		1,267,210	-	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555
Share based payments		240	-	-	307	-	547	285	832
Dividend to holders of non-controlling interests in a subsidiary		-	-	-	-	-	-	(35,255)	(35,255)
Acquisition of non- controlling interest in subsidiary		-	-	-	-	670	670	20,325	20,995
Contribution from non-controlling interest		-	-	-	-	-	-	2,441	2,441
Transactions with controlling shareholder	9.C.b.6	-	3,540	-	-	-	3,540	-	3,540
Gain in fair value of shareholder loan	9.C.b.5	-	23,019	-	-	-	23,019	-	23,019
Total comprehensive income for the year
Net (loss)/profit for the year		-	-	-	-	(411,937)	(411,937)	17,935	(394,002)
Other comprehensive (loss)/income for the year, net of tax		-	-	(4,829)	9,056	(39)	4,188	4,891	9,079

Balance at December 31, 2016		1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016

	For the year ended December 31
	2018	2017	2016
	$ Thousands

Cash flows from operating activities
Profit/(loss) for the year	444,838	268,120	(394,002)
Adjustments:
Depreciation and amortization	30,416	178,461	172,381
Impairment/(write back) of assets and investments	4,812	(8,314)	72,263
Financing expenses, net	1,790	275,799	171,118
Share in losses of associated companies, net	105,257	109,980	185,592
Capital (gains)/losses, net *	—	(25,529)	2,534
Loss on disposal of property, plant and equipment, net	206	—	—
Net change in fair value of derivative financial instruments	1,002	—	—
(Write back)/provision of financial guarantee	(62,563)	—	130,193
Bad debt expense	—	7,866	4,896
Gain on third party investment in Qoros	(504,049)	—	—
Fair value loss on option	39,788	—	—
Write down of other payables	489	—	—
Share-based payments	1,814	957	832
Income taxes	16,244	278,447	59,334
	80,044	1,085,787	405,141
Change in inventories	—	1,291	(40,076)
Change in trade and other receivables	9,192	(62,436)	(68,634)
Change in trade and other payables	(35,311)	(568,364)	22,835
Change in provisions and employee benefits	—	2,021	(41,243)
Cash generated from operating activities	53,925	458,299	278,023
Income taxes paid, net	(1,546)	(66,830)	(116,429)
Dividends received from investments in associates	—	382	743
Net cash provided by operating activities	52,379	391,851	162,337

* Mainly relate to (gains)/losses from disposal of property, plant and equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2018, 2017 and 2016

For the year ended December 31,
2018	2017	2016
Note	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	66	4,727	426
Short-term deposits and loans, net	(28,511)	(4,876)	222,451
Investment in long-term deposits, net	(13,560)	—	—
Cash paid for businesses purchased, less cash acquired	—	—	(206,059)
Cash paid for asset acquisition, less cash acquired	(2,344)	—	—
Sale of subsidiaries - Latin America and Caribbean businesses, net of cash disposed off	27	—	792,585	—
Income tax paid	(169,845)	—	—
Sale of Colombian assets, net of cash disposed off	—	600	—
Investment in associates	(90,154)	—	(111,153)
Sale of securities held for trade and available for sale, net	—	—	17,334
Acquisition of property, plant and equipment	(69,314)	(227,601)	(280,955)
Acquisition of intangible assets	(132)	(10,412)	(9,598)
Proceeds from realization of long-term deposits	18,476	4,655	—
Interest received	12,578	6,825	6,143
Proceeds from transactions in derivatives, net	31
Proceeds from dilution of third party investment in Qoros	259,749
Payment of consideration retained	—	—	(2,204)
Receipt/(payment) to release financial guarantee	18,336	(72,278)	(36,023)
Payment of transaction cost for sale of subsidiaries	(48,759)	—	—
Energuate purchase adjustment	—	10,272	—
Insurance claim received	—	80,000	—
Net cash (used in)/provided by investing activities	(113,383)	584,497	(399,638)

Cash flows from financing activities
Dividend paid to non-controlling interests	(8,219)	(29,443)	(32,694)
Dividends paid	(100,084)	—	—
Capital distribution	(664,700)	—	—
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	—	100,478	9,468
Payment of issuance expenses related to long term debt	—	(34,391)	—
Payment of consent fee	—	(4,547)	—
Receipt of long-term loans and issuance of debentures	33,762	1,938,877	799,481
Repayment of long-term loans and debentures	(376,412)	(1,506,553)	(444,976)
Short-term credit from banks and others, net	(77,073)	(126,287)	(5,477)
Payment of swap unwinding and early repayment fee	—	(46,966)	—
Purchase of non-controlling interest	—	(13,805)	—
Interest paid	(24,875)	(180,242)	(151,241)
Net cash (used in)/provided by financing activities	(1,217,601)	97,121	174,561

(Decrease)/increase in cash and cash equivalents	(1,278,605)	1,073,469	(62,740)
Cash and cash equivalents at beginning of the year	1,417,388	326,635	383,953
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(7,660)	17,284	5,422
Cash and cash equivalents at end of the year	131,123	1,417,388	326,635

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Sale of power business

In December 2017, Kenon, through its wholly-owned subsidiary Inkia Energy Limited (“Inkia”), sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations. Associated results of operations are separately reported for all periods presented. See Note 28 for further information.

C.	Definitions

In these consolidated financial statements -

1. Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2. Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3. Investee companies – subsidiaries and/or associated companies.

4. Related parties – within the meaning thereof in International Accounting Standard (“IAS”) 24 “Related Parties”.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by management of the Group in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 8, 2019.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Deferred tax assets and liabilities
•	Provisions
•	Assets and liabilities in respect of employee benefits
•	Investments in associates
•	Qoros put option

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the consolidated financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (“CGUs”). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognized or a previously recognized impairment loss needs to be reversed.

2.	Fair value of derivative financial instruments (including Qoros put option)

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their respective fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

3.	Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase gain is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss.

Any contingent consideration is measured at fair value at the acquisition date. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss.

4.	Contingent Liabilities

From time to time, the Group is involved in routine litigation that arises in the ordinary course of business. Provisions for litigation are recognized as set out in Note 3(N). Contingent liabilities for litigation and other claims do not result in provisions, but are disclosed in Note 19. The outcomes of legal proceedings with the Group are subjected to significant uncertainty and changes in factors impacting management’s assessments could materially impact the consolidated financial statements.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

Commencing on January 1, 2018, the Group implemented the new accounting standards and amendments as described below:

(1)	IFRS 9 (2014), Financial Instruments

i) The accounting for financial assets before January 1, 2018 are as follows:

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and held-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.
a)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

The Group initially recognizes loans and receivables and debt securities issued on the date that they are originated. All other financial assets and financial liabilities are recognized initially on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership are transferred and does not retains control over the transferred asset. Any interest in such derecognized financial asset that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, or cancelled or expire.

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Note 3 – Significant Accounting Policies (Cont’d)
b)	Non-derivative financial assets – measurement

Financial assets at fair value through profit and loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets
These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Held-for-sale financial assets
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in Other Comprehensive Income (“OCI”) and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

c)	Non-derivative financial liabilities - Measurement

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Non-derivative financial liabilities are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

d)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

e)	Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

f)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods, a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under IAS 39 Financial Instruments: Recognition and Measurement and subsequently amortized in accordance with the guidelines of IAS 18 Revenue. Any resulting adjustment of the liability is recognized in profit or loss.

ii) Commencing in the first quarter of 2018, the Group implemented IFRS 9 (2014), Financial Instruments (in this section: “the Standard” or “IFRS 9”), which supersedes IAS 39, Financial Instruments: Recognition and Measurement (in this section: “IAS 39”). The Group has elected to implement the Standard as from January 1, 2018, without adjustment of the comparative figures.

All financial instruments that under IAS 39 had been allocated to the loans and receivables measurement group, have been reallocated to the amortized cost measurement group pursuant to the provisions of IFRS 9. The first-time implementation of IFRS 9 did not have a material effect on the opening balances of retained earnings and other equity components.

Presented below are the principal changes in the accounting policy following the implementing of the Standard, commencing on January 1, 2018:

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset or a financial liability are initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the price of the related transaction. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - subsequent classification and measurement

On initial recognition, financial assets are classified to measurement at amortized cost.

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at fair value through profit or loss:

-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and

-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

Financial assets at amortized cost

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

b)	Financial assets at fair value through profit or loss

In subsequent periods, these assets are measured at fair value. Net gains and losses are carried to profit or loss.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities are classified to measurement at amortized cost or at fair value through profit or loss. Financial liabilities at fair value through profit or loss are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or canceled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss. In the event of a non-material modification of terms (or exchange of debt instruments), the new cash flows are discounted at the original effective interest rate and the difference between the present value of financial liability under the new terms and the present value of the original financial liability is recognized in profit or loss.

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:

-       Contract assets (as defined in IFRS 15).

-       Financial assets measured at amortized cost.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and receivables on a lease at an amount that is equal to the credit losses expected over the life of the instrument.

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if:

-	It is not probable that the borrower will fully meet its payment obligations to the Company, and the Company has no right to perform actions such as the realization of collaterals (if any); or

-	The contractual payments in respect of the financial asset are more than 90 days in arrears.

The Group considers a debt instrument as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The credit losses expected over the life of the instrument are expected credit losses arising from all potential default events throughout the life of the financial instrument.

Expected credit losses in a 12-month period are the portion of the expected credit losses arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Note 3 – Significant Accounting Policies (Cont’d)

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events that adversely affect the future cash flows estimated for such financial asset.

Presentation of impairment

A provision for expected credit losses in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

The provision for expected credit losses in respect of investments in debt instruments that are measured at fair value through other comprehensive income is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

Impairment losses in respect of trade and other receivable, including contract assets, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Hedge accounting

As of December 31, 2018, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods, a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under IFRS 9 Financial Instruments and subsequently amortized in accordance with the guidelines of IFRS 15 Revenue from Contracts with Customers. Any resulting adjustment of the liability is recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Group has implemented for the first time International Financial Reporting Standard No. 15 (in this section: “IFRS 15” or “the Standard”), which sets out guidelines for revenue recognition.

The Group has elected to implement the Standard using the catch-up approach, with an adjustment of the balance of retained earnings as of January 1, 2018, and without restatement of the comparative figures. The first-time implementation of the Standard did not have a material cumulative effect on the financial statements as of January 1, 2018. Thus, no adjustment was made.

The Standard presents a new five-step model for the recognition of revenue from contracts with customers:

(1)       Identifying the contract with the customer.

(2)       Identifying separate performance obligations in the contract.

(3)       Determining the transaction price.

(4)       Allocating the transaction price to separate performance obligations.

(5)       Recognizing revenue when the performance obligations are satisfied.

Presented in Note 3(O) are the principals of the new accounting policy for revenue recognition, as applied following the adoption of IFRS 15, commencing on January 1, 2018.

(3)	IFRIC 22, Foreign Currency Transactions and Advance Consideration

The Interpretation determines that the date of the transaction, for the purpose of determining the exchange rate in recognizing a foreign-currency transaction involving advances, is the date of initial recognition by the Group of the non-monetary asset/liability in respect of the advance. If there are multiple payments or receipts in advance, the Group will establish a date of transaction for each payment/receipt.

The Interpretation was applied prospectively.

B.	Basis for consolidation/ combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration measured at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; except for non-derivative financial instrument contingent consideration which will be measured through other comprehensive income.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2018, 2017 and 2016.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

(4)	Investments in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and a joint-venture.

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-venture is an arrangement in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(6)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(7)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(8)	Reorganizations under Common Control Transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

Note 3 – Significant Accounting Policies (Cont’d)

C.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at average exchange rates over the relevant period.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

The Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

D.	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

Note 3 – Significant Accounting Policies (Cont’d)

E.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

 The following useful lives shown on an average basis are applied across the Group:

Years
Land, roads and buildings	30
Installations, machinery and equipment	5 – 25
Dams	18 – 80
Office furniture, motor vehicles and other equipment	3 – 16
Computer	3
Leasehold improvements (*)	3 – 30

   * The shorter of the lease term and useful life

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

F.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Software	Software acquired by the Group and have a finite useful life are measured at cost less accumulated amortization and any accumulated impairment losses.

Concessions
Intangible assets granted by the Energy and Mining Ministry of Guatemala to DEORSA and DEOCSA to operate power distribution business in defined geographic areas, and acquired as part of business combination. The Group measures Concessions at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Concessions	33 years*

•	Customer relationships	1-12 years

•	Software	3-10 years

•	Others	5-27 years

 * The concessions are amortized over the remaining life of the licenses from the date of the business combination.

 Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

G.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

Note 3 – Significant Accounting Policies (Cont’d)

H.	Service Concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by IFRIC 12. On the basis of such analysis, the Group concluded that its license is outside the scope of IFRIC 12, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with IAS 16 Property, plant and equipment.

I.	Leases

(1)	Leased assets

Assets held by the Group under leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

(2)	Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

J.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

K.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

Note 3 – Significant Accounting Policies (Cont’d)

L.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment or whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

M.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date. With respect to grants made to senior executives of OPC Energy Ltd (“OPC”), this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation, The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity. The expense is amortised over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

N.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

O.	Revenue recognition

Revenue from electricity

Accounting policy applied commencing from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Group’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (IEC).

Identification of the contract

The Group treats a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

Note 3 – Significant Accounting Policies (Cont’d)

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;

(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(C)	The goods or services promised in the contracts (or certain goods or services promised in each one of the contracts) constitute a single performance obligation.

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

In the area of sales of electricity, as part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Note 3 – Significant Accounting Policies (Cont’d)

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

Accounting policy applied in periods prior to January 1, 2018

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues from the sale of electricity are recognized in the period in which the sale occurs. The Company’s revenues are primarily from sale of electricity to private customers and to Israel Electric Company.

Note 3 – Significant Accounting Policies (Cont’d)

P.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

Q.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

R.	Energy purchase

Costs from energy purchases either acquired in the spot market or from contracts with suppliers are recorded on an accrual basis according to the energy actually delivered. Purchases of electric energy, including those which have not yet been billed as of the reporting date, are recorded based on estimates of the energy supplied at the prices prevailing in the spot market or agreed-upon in the respective purchase agreements, as the case may be.

S.	Financing income and expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

The Group’s finance income and finance costs include:

•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

T.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i)  Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii)  Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii)  Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Note 3 – Significant Accounting Policies (Cont’d)

U.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

V.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

W.	Discontinued operations

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•       Represents a separate major line of business or geographic area of operations,

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•       Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

In the cash flow, the net proceeds from discontinued operations is disclosed in a separate line. The changes based on operating, investing and financing activities are reported in Note 27.

X.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has two reportable segments in 2018, which are OPC segment and Quantum segment.  In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses categorized as Other.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items. Qoros is an associated company of the Group and the CODM evaluates the performance of Qoros based on the share of profit/loss in Quantum.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining of the information to be presented on a geographic basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

The segment information were restated to only present results from continuing operations following the discontinued operations.

Y.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

Note 3 – Significant Accounting Policies (Cont’d)

Z.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2019, and have not been applied in preparing these consolidated financial statements. The impact on the consolidated financial statements of the Group is described below:

1)
International Financial Reporting Standard IFRS 16 “Leases” – The standard replaces IAS 17 – Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date. The Group examined the expected effects of the implementation of the Standard, and the Standard is not expected to have a material impact on the financial statements.

2)	International Accounting Standard IAS 28 “Investments in Associates and Joint Ventures” – The amendment clarifies that:

-
a venture capital organisation, or other qualifying entity, may elect to measure its investments in an associate or joint venture at fair value through profit or loss on an investment-by-investment basis.

-
a non-investment entity investor may elect to retain the fair value accounting applied by an investment entity associate or investment entity joint venture to its subsidiaries. This election can be made separately for each investment entity associate or joint venture.

The Group examined the expected effects of the implementation of the Standard, and the Standard is not expected to have a material impact on the financial statements.

Note 4 – Determination of Fair Value

A.	Business Combinations

The Group measures the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis from the date on which the Group took control. The criteria considered to measure the fair value of the main items were the following:

•	Fixed assets were valued considering the market value provided by an appraiser;
•	Intangibles consider the valuation of Concessions;
•	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination;
•	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date
•	Intangibles consider the valuation of its Power Purchase Agreements (PPAs); and,
•	Contingent liabilities were determined over the average probability established by third party legal processes.

B.	Cash Generating Unit for impairment testing

See Note 14.C.

C.	Derivatives and Qoros put option

See Note 30 regarding “Financial Instruments”.

D.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2018	2017
	$ Thousands
Cash in banks	72,074	1,313,710
Time deposits	59,049	103,678
	131,123	1,417,388

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 30 “Financial Instruments”.

 Note 6 – Short-Term Investments and Deposits

	As at December 31,
	2018	2017
	$ Thousands
Restricted cash and short-term deposits (1)	49,881	7,085
Others	57	59
	49,938	7,144

(1)	Balance as at December 31, 2018 includes approximately $22 million held in escrow in relation to the Tamar dispute (Refer to Note 19.A.a).

Note 7 – Trade Receivables

	As at December 31,
	2018	2017
	$ Thousands
Trade receivables	35,548	44,137

The Group’s exposure to credit risk is detailed in Note 30 “Financial Instruments”.

Note 8 – Other Current Assets, Including Derivative Instruments

	As at December 31,
	2018	2017
	$ Thousands
Advances to suppliers	827	673
Prepaid expenses	1,740	1,818
Qoros put option (1)	24,435	-
Derivative instruments	726	1,471
Government agencies	5,362	7,408
Contingent consideration (2)	4,500	18,004
Other receivables	3,924	6,378
	41,514	35,752

(1)	Refer to Note 9.C.b.2.

(2)	This represents contingent consideration receivable from ISQ as a part of the transaction described in Note 27.

Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31,
	2018	2017	2018	2017
	$ Thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	24%	50%

Current assets	746,636	579,595	724,697	235,237
Non-current assets	1,079,501	1,222,743	1,188,996	1,259,762
Current liabilities	(932,969)	(686,693)	(939,950)	(804,062)
Non-current liabilities	(1,117,180)	(1,209,137)	(534,720)	(870,192)
Non-controlling interests	(6,282)	(6,509)	-	-
Total net (liabilities)/assets attributable to the Group	(230,294)	(100,001)	439,023	(179,255)

Share of Group in net (liabilities)/assets	(73,694)	(32,000)	105,366	(89,627)
Adjustments:
Write back of assets and investments	-	28,758	-	-
Currency translation	-	-	33,818	-
Excess cost	165,290	123,242	-	-
Loans	-	-	-	61,645
Financial guarantee	-	-	-	29,676
Book value of investment	91,596	120,000	139,184	1,694

Assets held for sale	-	-	69,592	-
Investment in associated companies	91,596	120,000	69,592	1,694

*
Qoros is an associated company (See Note 9.C.b). The current assets include cash and cash equivalent of $149 million (2017: $12 million). The current and non-current liabilities excluding trade and other payables and provisions amount to $766 million (2017: $1 billion).

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Qoros*
	For the year ended December 31,
	2018	2017	2016	2018	2017	2016
	$ Thousands

Revenue	3,247,864	2,978,291	2,539,296	811,997	280,079	377,456

(Loss) / income **	(125,653)	6,235	(168,290)	(330,023)	(242,395)	(285,069)

Other comprehensive (loss) / income **	(6,057)	(3,871)	(12,351)	(23)	31	7

Total comprehensive (loss) / income	(131,710)	2,364	(180,641)	(330,046)	(242,364)	(285,062)

Kenon’s share of comprehensive
(loss) / income	(42,147)	756	(57,805)	(79,211)	(121,182)	(142,531)

Adjustments	13,290	8,538	9,856	873	(16)	(3)

Kenon’s share of comprehensive
(loss) / income presented in the books	(28,857)	9,294	(47,949)	(78,338)	(121,198)	(142,534)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2018 were $129 million, $5 million, $42 million and $142 thousand (2017: $102 million, $2 million, $50 million and $14 thousand; 2016: $119 million, $2 million, $63 million and $37 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31,
	2018	2017	2016
	$ Thousands
Book value of investments as at December 31	-	-	8,897

C.	Additional information

a.	ZIM

1.
The container shipping industry is dynamic and volatile and has been marked in recent years by instability, which is characterized by a large supply-demand gap and an increase in vessel capacity. In addition, the container shipping market has experienced significant consodoliation as carriers look for operational savings that will improve efficiency and margins. This situation combined with the increase in tariffs and trade tensions between the U.S. and China and other countries have impacted the global trade environment. Bunker prices have increased substantially since reaching historical low levels in January 2016 (excluding a decrease which began in November 2018), while freight rates have decreased since the end of 2017. By the end of 2018, freight rates started to recover in most trades, while bunker prices continued to increase.

In view of the aforementioned business environment, the volatile bunker prices and in order to improve ZIM’s results of operations and liquidity position, Management continues to optimize ZIM’s network rationalizations including establishment of new partnerships, invest in upgrading customer services and constantly strive to create and maintain efficiencies and cost reductions. However, an adverse trend could negatively affect the entire industry and also affect ZIM’s business, financial position, assets value, results of operations, cash flows and compliance with certain financial covenants.

As of December 31, 2018 ZIM’s total equity amounted to a negative balance of $224 million (compared to negative balance of $93 million as of December 31, 2017) and its working capital amounted to a negative balance of $186 million (compared to negative balance of $107 million as of December 31, 2017).

During the year ended December 31, 2018, ZIM recorded operating loss of $29 million (compared to operating profit of $135 million during the year ended December 31, 2017 and operating loss of $52 million during the year ended December 31, 2016) and net loss of $120 million (compared to net profit of $11 million during the year ended December 31, 2017 and net loss of $164 million during the year ended December 31, 2016).

As at December 31, 2018, ZIM complies with its financial covenants as amended (see below), ZIM’s liquidity amounts to $187 million (Minimum Liquidity required is $125 million).

In order to improve its financial position and liquidity, during the second half of 2016, ZIM took the following steps:

(a)  ZIM approached some of its creditors for the purpose of rescheduling payments.

Below are the main components of the agreements reached:

1)
Deferral of payments in a total amount of $116 million (the “Deferred Amounts”), during a period of up to 12 months starting on September 30, 2016, each creditor with relation to its specific contracts. The repayment of the Deferred Amounts will begin as from January 1, 2018 on a straight line basis and will end on December 31, 2020 (the “Repayment Period”). In case any respective agreement expires before the end of the Repayment Period, the unpaid balance of Deferred Amounts will be paid in full upon expiration.

2)	The Deferred Amounts bear interest, at an annual rate of Libor + 2.8% paid quarterly in cash.

3)
ZIM granted security related to its rights and interests deriving from certain of its receivables, for securing the repayment of the Deferred Amounts (using a similar receivable-backed facility as described in No). The balance of the secured Deferred Amounts as of December 31, 2018 amounted to $58 million.

4)	In case of excess cash, as defined in the rescheduling agreements, a mechanism of mandatory prepayments of the abovementioned rescheduled amounts and their related accrued interest, will apply.

Further to such rescheduling, certain agreements of containers leases previously classified as operational leases were reclassified as financial leases, resulting in recognition of additional assets and liabilities in a total amount of $73 million.

Note 9 – Investment in Associated Companies (Cont’d)

(a)	ZIM obtained amendments to its financial covenants in 2018. Below are the current financial covenants of ZIM:

1)
Fixed Charge Cover ratio – During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Fixed Charge Cover ratio requirements are waived. In the following periods, the required ratio will be 0.90:1 and will remain at that level thereafter.

2)
Total Leverage ratio - During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Total Leverage ratio requirements are waived. In the following periods, the required ratio will be 9.00:1 and will remain at that level thereafter.

3)
Minimum Liquidity - This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions. In addition, during 2016 and through (and including) September 30, 2016 ZIM was required to stand a minimum liquidity of $150 million. Starting December 31, 2016 the minimum Liquidity required is reinstated at $125 million.

ZIM obtained additional waivers from its creditors for compliance with certain covenants in July 2018 (except for the minimum liquidity requirement, which continues to apply) and is required to comply with these covenants beginning in March 2020, and repay the deferred amounts on a straight line basis, during a period of up to 36 months, ending on December 31, 2020. As at December 31, 2018, ZIM is in compliance with its financial covenants. According to these consolidated Financial Statements, ZIM’s liquidity amounts to $187 million (Minimum Liquidity required is $125 million).

ZIM’s financial position, liquidity and the risk of deviation from financial covenants depend on the recovery of the shipping industry and especially the freight rates. Current economic conditions make forecasting difficult, and there is possibility that actual performance may be materially different from Management plans and expectations.

In the opinion of ZIM’s management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendments and waivers described above, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

2.
Further to the recent trends in the shipping industry, ZIM tested its assets for impairment based on IAS 36, where ZIM operates an integrated liner network, as one cash-generating unit (“CGU”). ZIM estimated its recoverable amount on the basis of fair value less costs to sell, using the discounted cash flow (“DCF”) method, measured at Level 3 fair value measurement under IFRS 13. The impairment test resulted with a recoverable amount exceeding the carrying amount of the CGU with a range between $418 million and $543 million, and therefore no impairment was recognized. Although ZIM believes the assumptions used for impairment are reasonable and acceptable, no assurance can be made against the level of bunker prices and freight rates sustainability.

For the year ended December 31, 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. Based on a valuation performed at the end of 2017, Kenon recorded an impairment write-back of $29 million, bringing the carrying value of ZIM as at December 31, 2017 to $120 million. As at December 31, 2018, Kenon did not identify any impairment indicators in relation to its carrying value in ZIM and hence no valuation analysis was performed and no additional impairment was recognized.

As of December 31, 2018, due to commercial and cost-benefit considerations, ZIM designated certain vessels, to be sold or scraped. Accordingly, ZIM classified such vessels as held for sale, measured per their scrap value, further to a recording of an impairment in an amount of $38 million in their books). In addition and further to an agreement concluded in December 2018, with respect to the sale of containers for a net consideration of $20 million, ZIM classified the related containers as held for sale.

1.
During 2016, ZIM sold a portion of its holdings in an associated company and ceased to have significant influence over such investee. ZIM recognized a disposal gain in an amount of $16 million, Kenon's share of the disposal gain is $5 million and is recognized in share of net income and losses from associated companies.

2.	During 2017 and 2018, ZIM did not sell any of its holdings.

Note 9 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2018, the Group holds a 24% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”),. Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and, following the transaction detailed below, the remaining 51% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

In January 2019, Kenon further announced that it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the New Qoros Investor, giving the latter a 63% equity interest in Qoros on completion. Chery’s equity interest in Qoros will remain at 25%, and Quantum’s equity interest in Qoros will be reduced to 12% (see Note 31.1.A).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $501 million); this was part of an investment structure to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($260 million) from the dilution.

In July 2018, the relevant authorities in China approved the completion of a capital increase in Qoros of RMB 6.5 billion (approximately $932 million) including the conversion of existing shareholder loans owing from Qoros in the principal amount of RMB 944 million (approximately $143 million) to each of Kenon and Chery. Qoros’ shareholders (including the New Qoros Investor) have invested a total of RMB 6.5 billion (approximately $982 million) in Qoros’ equity in proportion to their post-investment equity ownership to finalise the capital increase. The New Qoros Investor has advanced their proportionate share totaling RMB 3.315 billion (approximately $501 million) directly to Qoros. As a result, all funds for the investment, totaling RMB 6.63 billion (approximately $1,002 million) have now been advanced by the New Qoros Investor. In August 2018, Kenon used RMB 0.62 billion (approximately $90 million) of the proceeds they received from the sale of their Qoros interests to partially fund their portion of the investment in Qoros together with the conversion of RMB 0.94 billion (approximately $137 million) of existing shareholder loans. The transaction did not involve any new money invested from Kenon and Kenon has no remaining obligations to Qoros.

As part of the Investment Agreement, Kenon has a put option to sell its remaining interest in Qoros to the New Qoros Investor for total consideration of RMB 3.12 billion (approximately $454 million), exercisable in two stages. The New Qoros Investor has an option exercisable over the next two years to increase its stake to 67% by investing further directly into Qoros.

As a result of the transaction, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain includes recognition of Kenon’s put option in relation to Qoros which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018 (the put option is presented in the accompanying balance sheet under other current assets, including derivative instruments and non-current deposits, loans and other receivables, including derivative instruments).

3.	As at December 31, 2018, Kenon’s investment in Qoros amounts to $139.2 million (2017: $1.7 million).

4.
Qoros incurred a net loss of RMB2.2 billion (approximately $332 million) in 2018 and had net current liabilities of approximately RMB 1.5 billion (approximately $215 million) for the year ended December 31, 2018, (RMB 1.4 billion (approximately $211 million) and RMB 3.7 billion (approximately $555 million) as of December 31, 2017 and RMB 1.9 billion (approximately $284 million) and RMB 3.57 billion (approximately $515 million) as of December 31, 2016 respectively).

Qoros has given careful consideration to the future of its liquidity. With its available sources of finance and the addition of the New Strategic Partner, Qoros believes it will have sufficient financial resources to continue as a going concern for the next twelve months.

Note 9 – Investment in Associated Companies (Cont’d)

5.	Ansonia Loans

a.	Overview

On April 22 and September 2, 2016, Ansonia Holdings Singapore B.V. ("Ansonia"), which owns approximately 58% of the outstanding shares of Kenon, entered an agreement to provide loans (“Ansonia loans”) in an aggregate amount of up to RMB 450 million ($69 million) with an interest rate of 6% per annum, through Quantum, to support Qoros. Wuhu Chery completed its provision of loans to Qoros in the same amount and on similar conditions.

Following the transaction with the New Qoros Investor and the conversion of Quantum’s shareholder loans in Qoros to equity as described above, the Ansonia loans were fully repaid in August 2018.

6.	Financial Guarantees Provision and Releases

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of this loan thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee.  As a result, if Qoros is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. The fair value of the guarantee has been recorded in the financial statements.

b.
On May 12, 2015, Qoros signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was guaranteed by Chery and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion ($500 million). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

In relation to the above, Kenon provided back-to-back guarantees to Chery of RMB350 million (approximately $54 million) thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39% (RMB 700 million as at December 31, 2015). The fair value of the guarantee has been recorded in the financial statements.

d.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

As part of the reduction of guarantee obligations in Note 9.C.b.6, Kenon has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

e.
On June 30, 2016, Kenon increased its previously recognized provision of $30 million to $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognized a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility, and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility, and interest and fees, if applicable.

Note 9 – Investment in Associated Companies (Cont’d)

f.
On December 25, 2016. Kenon has agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery was reduced by RMB250 million. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) were reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest) were reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

Chery agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans were used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding equity to meet its pledge obligations under the Qoros RMB 1.2 billion loan facility with EXIM Bank.

Kenon has been informed that, in order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder has given certain undertakings to Chery with respect to the released guarantee obligations.

g.
On March 10, 2017, Kenon announced that it had agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $64 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees; the provision of the Second Tranche Loans was at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% of such loans for Kenon and 50% on behalf of Chery. The proceeds of the First Tranche Loans were used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles. The transactions enabled Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

On April 25, 2017, Kenon funded RMB100 million (approximately $16 million) as part of the remaining provision of RMB388.5 million to Qoros (the “Second Tranche Loans”) on similar terms in connection with the remaining RMB425 million reduction in its back-to-back guarantees.

In the event that Chery's obligations under its guarantees are reduced, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Following completion of the transaction with the New Qoros Investor in 2018, the New Qoros Investor was required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on the changes to its equity ownership. As a result, Chery returned approximately RMB119 million (approximately $18 million) to Kenon in relation to loans previously provided by Kenon on Chery’s behalf (see above).

As at December 31, 2017, Kenon’s remaining liability under its guarantee obligations totals RMB320 million in respect of RMB288.5 million (approximately $44 million) principal amount of debt. As at December 31, 2018, all provisions related to financial guarantees have been released. This is a result of Kenon’s assessment that, following the investment into Qoros by the New Qoros Investor, the likelihood of future cash payments in relation to the guarantees is now not probable.

Note 9 – Investment in Associated Companies (Cont’d)

Set forth below is an overview of the financial guarantees provided by Kenon as described above:

Date	Description	Amount (US$ million)
June 2016	Provision in respect of Kenon’s “back-to-back” guarantee obligations to Chery (See Note 9.C.b.6.e)	160
December 2016	Shareholder loan to Qoros (See Note 9.C.b.6.f)	(36)
March 2017	Transfer of First Tranche Loans (See Note 9.C.b.6.f)	(64)
April 2017	Transfer of Second Tranche Loans (See Note 9.C.b.6.g)	(16)
January 2018	Release of remaining financial guarantees (See Note 9.C.b.6.g)	(44)
December 2018	Year end balance	-

In addition, as at December 31, 2018, Quantum has pledged approximately 1% of the equity of Qoros to Chery in relation to the back-to-back guarantees, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases. Quantum has also pledged approximately 11% of the equity of Qoros in relation to Qoros’ RMB1.2 billion loan facility.

7.	Business Plans

As at December 31, 2017 and December 31, 2018, Kenon concluded that the recoverable amount of its CGU, based on the 3rd-party transactions with the New Qoros Investor (see Note 9.C.b.2 and Note 31.1.A), was higher than the combined carrying value of the investment in Qoros (2017 and 2018) and the put option (2018 only). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal. Therefore, no impairment was recognized in Qoros’ December 31, 2017 and December 31, 2018 financial statements in respect of its CGU.

D.	Details regarding dividends received from associated companies

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
From associated companies	-	382	743

E.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 9 – Investment in Associated Companies (Cont’d)

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM's residual assets, except as disclosed below.

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State and ZIM reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: the State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if major shareholders’ ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or major shareholders cease to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in major shareholders’ ownership or “control” (as defined in the State of Israel consent received by IC in relation to the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

F.	Assets held for sale

On January 8, 2019, Kenon announced that it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the New Qoros Investor in Qoros for a purchase price of RMB1,560 million (approximately $227 million), which is based on the same post-investment valuation as the initial investment by the New Qoros Investor in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the New Qoros Investor in Qoros will hold 63% and Chery will own 25%. Kenon’s equity interest in Qoros being sold as per the agreement mentioned above is shown in the balance sheet at its carrying value (equity accounted) under Assets held for sale. Refer to Note 31.1.A for more details.

Note 10 – Subsidiaries

A.	Investments

1.	O.P.C. Energy Ltd. (formerly part of the I.C. Power Ltd group)

a.	Acquisition of Tzomet Energy Ltd. (“Tzomet”)

In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet, which is developing a natural gas-fired power station in Israel with a capacity of approximately 396 MW. The total consideration for the acquisition is estimated at approximately $23 million, subject to adjustments and milestones. On March 7, 2018, the transaction completion date, OPC paid an amount of $3.65 million. Later in March 2018, an additional $3.65 million was paid while the balance of $15.8 million will be paid on Tzomet’s financial closing date. Tzomet assets have been included within OPC’s property, pland and equipment as it is an asset acquisition.

Subsequent to the year end, an outline was determined for the expansion of the activities of the group to which OPC belongs (“the Idan Ofer Group”) in the area of generation of electricity from an economy-wide business concentration perspective. See Note 31.2.A.

Also subsequent to the date of the report, on January 3, 2019, OPC signed an agreement with the private shareholders in Tzomet, for which a trustee holds 5% of Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Tzomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones.

The aggregate consideration to be paid by OPC for the Shares Being Sold is NIS 27 million (approximately $7 million), and it is to be paid in installments against a proportionate transfer of the Shares Being Sold to the Company on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the first payment is to be made, in the amount of NIS 1.5 million (approximately $400 thousand). The balance of the consideration is to be paid in two installments (against transfer of the balance of the Shares Being Sold, as stated), subject to fulfillment of the milestones in the Tzomet project, where most of the consideration, in the amount of NIS 21 million (approximately $5.6 million), is to be paid upon completion of the financial closing (if and when completed).

The Tzomet project is subject to preconditions that have not yet been fulfilled, including approval of a generation license from the Electricity Authority and assurance of the ability to output electricity from the project site and maintenance (reservation) of a position in the network (electricity grid) at the time required for execution of the project. In addition, completion of the Tzomet project is subject to completion of a financial closing by the date required, among other things, by force of Regulation 914, which as at the date of this Report is January 2020. OPC is continuing to take action in order to fulfill the conditions along with execution of other activities – this being for purposes of advancing the Tzomet project toward a financial closing, however there is no certainty that the Tzomet project will ultimately be completed, and that stated is contingent on, among other things, factors not under OPC’s control. Subsequent to the year end, the Electricity Authority published its decision to grant Tzomet a new conditional licence. See Note 31.2.A for more details.

2.	I.C. Green Energy Ltd (I.C. Green)

a.
As of December 31, 2018, I.C. Green held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). In 2017 I.C. Green granted PGE additional $7.4 million as convertible bridge financing agreement. All of the convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $35 million with interest of 7% annually. During 2018, I.C. Green granted PGE additional $7 million with interest of 2% annually.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2018, 2017 and 2016 that has material NCI:

	As at and for the year ended December 31,
	2018	2017	2016*
	OPC Energy Ltd.	OPC Energy Ltd.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	$ Thousands
NCI percentage **	32.23%	34.82%	25.10%	35.42%	25.10%	25.10%
Current assets	184,211	204,461	75,485	41,630	108,246	53,843
Non-current assets	720,469	736,123	380,947	144,313	611,928	949,440
Current liabilities	(77,792)	(99,441)	(73,846)	(26,053)	(55,323)	(85,935)
Non-current liabilities	(624,570)	(667,996)	(311,030)	(100,834)	(511,277)	(618,219)
Net assets	202,318	173,147	71,556	59,056	153,574	299,129
Carrying amount of NCI	65,215	60,290	17,961	20,918	38,547	75,081

Revenues	363,262	365,395	40,000	90,017	438,475	49,646
Profit	26,266	15,934	548	7,511	35,820	9
Other comprehensive (loss)/income	(14,280)	8,514	4,825	—	—	10,449
Profit attributable to NCI	11,396	8,323	138	2,660	8,991	2
OCI attributable to NCI	(4,554)	3,686	1,211	—	—	2,623
Cash flows from operating activities	85,581	110,290	(1,276)	17,737	114,838	25,629
Cash flows from investing activities	(102,080)	(154,194)	(60,468)	(931)	(16,082)	(69,372)
Cash flows from financing activities excluding dividends paid to non-controlling interests	(34,474)	165,107	—	(4,004)	(16,943)	—
Dividends paid to non-controlling interests	—	(4,159)	47,088	(26,440)	(88,911)	62,823
Effect of changes in the exchange rate on cash and cash equivalents	(7,570)	7,126	373	(348)	198	369
Net (decrease)/increase in cash and cash equivalents	(58,543)	124,170	(14,283)	(13,986)	(6,900)	19,449

* These entities are discontinued operations in 2017.
** The NCI percentage represents the effective NCI of the Group.

Note 11 – Deposits, Loans and Other Receivables, including Derivative Instruments

Composition:

	As at December 31,
	2018	2017
	$ Thousands
Deposits in banks and others – restricted cash	48,640	54,300
Long-term trade receivable	1,067	-
Qoros put option (1)	65,668	-
Deferred expenses, net (2)	18,786	21,412
Contract asset	3,720	747
Other receivables (3)	2,142	30,258
	140,023	106,717

(1)	Refer to Note 9.C.b.2.
(2)	Mainly relates to deferred expenses, net from OPC.
(3)	Mainly from discontinued operations.

Note 12 – Deferred Payment Receivable

	As at December 31,
	2018	2017
	$ Thousands
Deferred payment receivable	189,166	175,000

As part of the sale of IC Power’s Latin America businesses, proceeds from ISQ include a four-year deferred payment obligation accruing 8% interest per annum, payable in kind. The Group has performed an assessment and concluded that no expected credit loss provision is required.

Note 13 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2018
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements	42,789	4,188	(188)	(3,266)	43,523
Installations, machinery and equipment	499,431	22,388	(17,990)	(36,942)	466,887
Office furniture, equipment and motor vehicles	5,568	9,294	(2,242)	1,548	14,168
	547,788	35,870	(20,420)	(38,660)	524,578
Plants under construction	164,619	59,531	-	(17,002)	207,148
Spare parts for installations	13,390	5,007	(829)	(1,171)	16,397
	725,797	100,408	(21,249)	(56,833)	748,123

Accumulated depreciation
Land, roads, buildings and leasehold improvements	7,293	1,671	(188)	(514)	8,262
Installations, machinery and equipment	100,833	27,800	(17,970)	(7,483)	103,180
Office furniture, equipment and motor vehicles	1,507	562	(348)	(128)	1,593
	109,633	30,033	(18,506)	(8,125)	113,035

Balance as at December 31, 2018	616,164	70,375	(2,743)	(48,708)	635,088

Note 13 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2017
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Sale of subsidiaries*	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements	1,041,723	4,139	(1,615)	4,167	(1,005,625)	42,789
Installations, machinery and equipment	2,445,579	68,410	(70,142)	49,825	(1,994,241)	499,431
Dams	164,469	105	(5)	-	(164,569)	-
Office furniture, equipment and motor vehicles	455,352	43,744	(4,954)	11,589	(500,163)	5,568
	4,107,123	116,398	(76,716)	65,581	(3,664,598)	547,788
Plants under construction	131,178	109,709	(15)	9,356	(85,609)	164,619
Spare parts for installations	68,854	4,364	(186)	1,487	(61,129)	13,390
	4,307,155	230,471	(76,917)	76,424	(3,811,336)	725,797

Accumulated depreciation
Land, roads, buildings and leasehold improvements	83,737	20,523	(807)	530	(96,690)	7,293
Installations, machinery and equipment	637,794	112,416	(13,466)	8,547	(644,458)	100,833
Dams	48,385	8,097	(250)	-	(56,232)	-
Office furniture, equipment and motor vehicles	39,939	23,824	(1,307)	484	(61,433)	1,507
	809,855	164,860	(15,830)	9,561	(858,813)	109,633

Balance as at December 31, 2017	3,497,300	65,611	(61,087)	66,863	(2,952,523)	616,164

*	This amount includes impairment as a result of the sale of Colombian assets. The Group recorded the impairment in cost of sales of $10 million

B.	Net carrying values

	As at December 31,
	2018	2017
	$ Thousands
Land, roads, buildings and leasehold improvements	35,261	35,496
Installations, machinery and equipment	363,707	398,598
Office furniture, equipment and motor vehicles	12,575	4,061
Plants under construction	207,148	164,619
Spare parts for installations	16,397	13,390
	635,088	616,164

Note 13 – Property, Plant and Equipment, Net (Cont’d)

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long-lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with assumptions based on past experience and current sector forecasts, described below:

•	Discount rate is a post-tax measure based on the characteristics of each CGU.

•
Cash flow projections include specific estimates for around five years and a terminal growth rate thereafter. The terminal growth rate is determined based on management’s estimate of long-term inflation.

•	Existing power purchase agreements (PPAs) signed and existing number of customers.

•
The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•
The distribution business profits were determined using specifically-developed internal forecast models that consider factors such as forecasted demand, fuel prices, energy purchases, collection rates, percentage of losses, quality service improvement, among others.

•
Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand – Demand forecast has taken into consideration the most probably economic performance as well as growth forecasts of different sources.

•
Technical performance – The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution businesss has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

D.	The amount of borrowing costs capitalized in 2018 was $8 million ($3 million in 2017).

E.	Fixed assets purchased on credit in 2018, 2017 and 2016 were $23 million, $5 million and $25 million respectively.

F.	The composition of depreciation expenses from continuing operations is as follows

	As at December 31,
	2018	2017
	$ Thousands
Depreciation charged to cost of sales	29,809	30,102
Depreciation charged to general, selling and administrative expenses	224	597
Depreciation charged to results	30,033	30,699

Amortization of intangibles charged to general, selling and administrative expenses	383	95
Depreciation and amortization from continuing operations	30,416	30,794

Note 14 – Intangible Assets, Net

A.	Composition:

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2018	21,914	1,153	509	23,576
Acquisitions – self development	—	162	—	162
Translation differences	(34)	(67)	(55)	(156)
Balance as at December 31, 2018	21,880	1,248	454	23,582

Amortization and impairment
Balance as at January 1, 2018	21,455	445	35	21,935
Amortization for the year	94	107	182	383
Translation differences	(4)	(28)	(10)	(42)
Balance as at December 31, 2018	21,545	524	207	22,276

Carrying value
As at January 1, 2018	459	708	474	1,641
As at December 31, 2018	335	724	247	1,306

Note 14 – Intangible Assets, Net (Con’t)

	Goodwill	Concessions licenses	Customer relationships	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2017	117,550	189,351	41,074	1,771	83,897	433,643
Acquisitions as part of business combinations	296	-	-	195	-	491
Acquisitions – self development	-	-	-	179	10,280	10,459
Disposals	-	-	-	-	(82)	(82)
Sale of subsidiaries	(97,167)	(189,351)	(41,074)	(1,066)	(93,842)	(422,500)
Translation differences	1,235	-	-	74	256	1,565
Balance as at December 31, 2017	21,914	-	-	1,153	509	23,576

Amortization and impairment
Balance as at January 1, 2017	21,455	5,434	20,942	1,015	8,019	56,865
Amortization for the year	-	5,759	3,970	209	2,984	12,922
Disposals	-	-	-	25	-	25
Sale of subsidiaries*	-	(11,193)	(24,912)	(804)	(11,021)	(47,930)
Translation differences	-	-	-	-	53	53
Balance as at December 31, 2017	21,455	-	-	445	35	21,935

Carrying value
As at January 1, 2017	96,095	183,917	20,132	756	75,878	376,778
As at December 31, 2017	459	-	-	708	474	1,641

*	This amount includes impairment as a result of the sale of Colombian assets. The Group recorded the impairment in cost of sales of $10 million ($3 million in Others and $7 million in Goodwill).

Note 14 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2018	2017
	$ Thousands
Intangible assets with a finite useful life	971	1,182
Intangible assets with an indefinite useful life or not yet available for use	335	459
	1,306	1,641

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. Goodwill is calculated based on the local currencies of the countries that the subsidiaries operate in and translated into US dollars at the exchange rate at the reporting date. Refer to Note 13C for assumptions used in testing impairment.

Goodwill arises from the following Group entities in OPC (cash generating unit):

	As at December 31,
	2018	2017
	$ Thousands

OPC Rotem (former AIE)	425	459
	425	459

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2018	2017
	$ thousands
Current liabilities
Short-term loans from banks, financial institutions and others (1)	-	317,684
	-	317,684
Current maturities of long-term liabilities:
Loans from banks, financial institutions and others	20,302	123,908
Non-convertible debentures	2,933	6,364
	23,235	130,272
Total current liabilities	23,235	447,956
Non-current liabilities
Loans from banks and financial institutions	487,759	503,785
Non-convertible debentures	75,476	84,758
Total non-current liabilities	563,235	588,543

Total liabilities	586,470	1,036,499

(1)	Balances as at December 31, 2017 mainly relate to loans from related parties (see Note 29.D).

Note 15 – Loans and Debentures (Cont’d)

A.	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2018	2018	2017
	%	$ Thousands
Non-current liabilities (including current maturities)

Debentures
In shekels	4.45%	78,409	91,122
		78,409	91,122
Loans from financial institutions (including financing lease)
In dollars	-	-	99,964
In shekels	4.72%	508,061	527,729
		508,061	627,693

		586,470	718,815

As at December 31, 2018, all loans and debentures relate to liabilities incurred by OPC.

Long term loans from banks and others

B.
Overseas Investments Peru — On May 9, 2016, Overseas Investments Peru S.A., a 100% whole-owned subsidiary of ICP, signed a $100 million Credit Facility with Credit Suisse AG. The proceeds from this facility were fully drawn on August 31, 2016. This facility had an original maturity on November 9, 2017 bears an interest rate of 90-day Libor plus 5.00% (from the funding date to the 6-month anniversary of the funding date); 90-day Libor plus 5.75% (from one day after the 6-month anniversary to the 12-month anniversary of the funding date); and 90-day Libor plus 6.50% thereafter. On September 8, 2017, Overseas Investment Peru signed an amendment changing the final maturity date to May 9, 2019. As of December 31, 2017, the outstanding principal amount under this facility was $ 100 million. ($99.9 million, net of transaction costs) ($97 million, net of transaction costs as of December 31, 2016).

On January 3, 2018, this loan was fully repaid for a total amount of $101 million (including interest accrued).

Note 15 – Loans and Debentures (Cont’d)

C.
OPC Rotem - In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon - 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $480 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2018 and 2017, the amount of the reserve is NIS51 million (approximately $14 million) and NIS72 million (approximately $19 million) respectively.

As of December 31, 2018 and 2017, OPC used NIS7 million (approximately $1.9 million) and NIS5 million (approximately $1.3 million), respectively from the guarantee.

Under the Facility Agreement, OPC and IC Power Asia Development Ltd (“ICPAD”) together and the non-controlling interests in Rotem ("Veridis"), issued corporate guarantees in favor of Rotem in amounts of NIS92 million (approximately $24.5 million) and NIS23 million (approximately $6.1 million), respectively.

In December 2017, an amended credit facility agreement was signed, according to which ICPAD was released from the corporate guarantee, in return for the accumulation of an additional fund in Rotem in the amount of NIS 57.5 million (approximately $15.3 million) ("the owners' guarantee fund") such that as at December 31, 2018, the corporate guarantee of OPC and Veridis amounts to NIS 72.5 million (approximately $19.3 million), according to their relative portion in holdings. The owners' guarantee fund is subject to an adjustment mechanism under which in certain coverage ratios it can reach a maximum amount of NIS115 million (approximately $31 million). The owners’ guarantee fund will accumulate in the following manner – NIS20 million (approximately $5.3 million) upon signing the amended credit agreement and the balance will accumulate over 24 months in semi-annual deposits. After the completion of the accumulation of the owners’ guarantee fund, Veridis and OPC will be released from the corporate guarantee. As at December 31, 2018, the owners’ guarantee fund amounted to NIS39 million (approximately $10.4 million).

D.
OPC Hadera - In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million  in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility. In December 2017, Bank Discount assigned to Clal Pension and Provident Ltd. and Atudot Pension Fund for Salaried Employees and Self-Employed Persons Ltd. 43.35% of its share in the long‑term credit facility (including the facility for changes in construction and related costs). In March 2017, the Electricity Authority confirmed that Hadera had complied with a milestone for a financial closing, as stipulated in the conditional license for construction of the power station.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans accrue interest at the rates specified in the agreement and are to be repaid in quarterly installments according to the repayment schedules specified in the Hadera Financing Agreement over a period of 18 years from the commencement date of the repayments in accordance with the provisions of the agreement (which will commence about six months after the commercial operation of the Hadera power station).

As at the date of the report, Hadera withdrew a total of NIS 616 milllion (approximately $164 million) out of the Financing Agreement of Hadera. During 2018, Hadera’s withdrawals amounted to a total of NIS 122 million (approximately $34 million). The interest rate on the withdrawn amounts up to the date of the report ranges between about 3.1% and about 3.9% on the CPI-linked loans and between about 4.7% and about 5.4% on the loans not linked to the CPI.

Note 15 – Loans and Debentures (Cont’d)

Debentures

E.
In May, 2017, OPC issued debentures (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The debentures, with a par value of NIS 320 million (approximately $85 million), bear annual interest at the rate of 4.95% and are repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The debentures have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”).

On August 20, 2017, OPC listed the debentures for trade in the stock exchange under an issuance and the listing of its shares for trade and accordingly, from that date, interest on the debentures (Series A) was reduced by 0.5% and is 4.45% per year.

According to the trust deed from May 2017, OPC has registered, in favor of the trustee on behalf of the holders of the debentures, a first-ranking floating charge, unlimited in amount, on all of its assets. The floating charge will not preclude OPC from pledging specific assets and the performance of other asset dispositions by OPC.

The trust deed contains customary clauses for calling for the immediate redemption of the debentures, including events of default, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors' arrangements, certain types of restructuring, material downturn in the position of OPC. The right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon; (2) the call for immediate repayment of other debts (or guarantees) of the Company or of Hadera or Rotem in certain predefined minimum amounts; (3) a change in the area of operation of OPC such that OPC's main area of activity is not in the energy sector in Israel, including electricity generation in power plants and with renewable energy sources; (4) in the event that a rating is discontinued over a certain period of time, and the rating of the debentures falls below the level of Baa3 (or BBB-);  and (5) in the event of suspending trading for a certain time period if the debentures are listed for trade on the main list of the Stock Exchange. All of such conditions, pursuant to the terms set out in the trust deed.

Additionally, OPC has created a reserve for the servicing of the debt, out of the issuance consideration, in the amount of 18 months of principal and interest and to comply with financial covenants and limitations on distributions such that the historical debt coverage ratio will not be less than 1.2, there must be minimum shareholders’ equity of NIS 80 million and an “equity to total assets” ratio of at least 12.5%. As at the date of the report OPC was in compliance with all the financial covenants in accordance with the trust certificate.

Additionally, restrictions imposed on distributions, provision of loans to related parties and repayment of loans to related parties, are included as set forth in the trust deed, including compliance with certain covenants.

The terms of the debentures also provide for the possible raising of the interest rate in certain cases of lowering the rating, in certain cases of breach of financial covenants, and in certain cases of use of the reserve for servicing the debt where the reserve is not sufficiently funded within the time frame that is set forth in the trust deed. The ability of OPC to expand the debenture series was limited under certain circumstances, including maintaining the rating of the debentures at its level shortly prior to the expansion of the series and the lack of breach. Additionally, should OPC issue additional debentures that are not secured (or that are secured with a pari passu ranking floating charge), these will not have preference over the debentures (Series A) upon liquidation.

Note 16 – Trade Payables

	As at December 31,
	2018	2017
	$ Thousands
Current
Trade Payables	25,082	36,994
Accrued expenses and other payables	22,590	21,901
	47,672	58,895

Note 17 – Other Payables, including Derivative Instruments

	As at December 31,
	2018	2017
	$ Thousands
Current liabilities:
Financial derivatives not used for hedging	-	73
Financial derivatives used for hedging	-	439
The State of Israel and government agencies	244	1,208
Employees and payroll-related agencies	40	179
Accrued expenses	7,505	14,915
Interest payable	277	21
Transaction costs on sale of subsidiaries	-	59,000
Others	4,006	6,687
	12,072	82,522
Non-current liabilities:
Others	369	81
	369	81

Note 18 – Provisions

	Financial Guarantee*	Total	Financial Guarantee*	Others	Total
	2018		2017
	$ thousands		$ thousands
Balance at January, 1	44,342	44,342	118,763	768	119,531
Provision released	(44,342)	(44,342)	(74,421)	(768)	(75,189)
Balance at December, 31	-	-	44,342	-	44,342

* Relates to Kenon’s provision of financial guarantees to Chery in respect of an obligation of Qoros (see Note 9.C.b.6).

Note 19 – Contingent Liabilities, Commitments and Concessions

A.	Claims

OPC

a.	OPC Rotem – Tamar

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with the Tamar Partner, OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. On February 2, 2017, OPC received a letter from Tamar's attorney claiming a debt of $24.6 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the GSPA.

On June 21, 2017, the Tamar Partners filed a request for arbitration against OPC Rotem in accordance with the gas supply agreement. On July 20, 2017, OPC Rotem submitted its response to such request, rejecting the arguments of Tamar Partners and requesting (i) that it be determined that the relevant tariff in connection with the price of gas for the period in dispute is NIS 333.2 per MWh; (ii) that the amount deposited in escrow, plus the gains accrued thereon, should be released immediately; and (iii) that Tamar Partners bear OPC Rotem’s arbitration expenses.

In February 2018, Tamar Partners filed a detailed statement of claim in which they repeated the abovementioned contentions. In addition, an alternative claim was raised. OPC Rotem rejects the contentions of Tamar Partners and, in June 2018, OPC Rotem filed a detailed statement of defence wherein it rejected the contentions. In October 2018 a statement of response was filed by Tamar Partners and in December 2018 OPC Rotem filed its final reply. Subsequent to the date of the report, in February 2019, a hearing was held.  The arbitration decision has not yet been rendered and is expected to be issued no later than the second half of 2019.

As at December 31, 2018, OPC Rotem believes that it is more likely than not that its position will be accepted and, accordingly, no provision has been recognized in the financial statements in respect of this claim.

b.	ORL Claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Oil Refineries Ltd. ("ORL"). The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between ORL and OPC-Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of ORL shareholders on the relevant dates. The respondents to the request include ORL, Rotem, the Israel Corporation Ltd. and the members of ORL's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as a "do" order and financial remedies.

The subject of the request is the gas purchase transactions of ORL, Israel Chemicals Ltd., OPC Rotem and OPC Hadera (hereinafter - the "Group Companies"), including their inter-company aspects, including: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners; and (2) transactions of the Group Companies for the purchase of natural gas from Energean.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

As for the transaction with Energean, the plaintiff contends that beyond the Group's transaction with a third party (i.e., Energean), a transaction is required among the Group Companies themselves regarding the distribution of the economic benefits achieved in the joint negotiations in a manner that suits the purchasing and bargaining power of each of the group companies.

The plaintiff contends that the alleged absence of such an inter-company transaction (or the alleged absence of a proper procedure regarding the distribution of the benefit) discriminates against ORL (the inter-company dimension is not at market conditions) and ORL does not receive its share in the economic benefits due to its large purchasing power and its contribution to the negotiations with Energean (inter alia, in view of the fact that the transaction was made at similar prices for the Group Companies).

The main remedies for which the plaintiff is petitioning in relation to the Energean deal are a number of declarative and financial measures, and inter alia, an inter-company process that will reflect the differences in purchasing power between the companies.

With respect to the Tamar transaction, the petitioner claims that the Tamar transaction was not approved by ORL as required and additional claims regarding this transaction, including the question of its being beneficial to ORL and at market conditions; with respect to the Tamar transaction, declaratory remedies and compensatory remedies were requested from ORL and/or the refund of the amounts of the benefits that the OPC Hadera and the other parties to the transaction allegedly received, at the expense of ORL, with an additional coefficient petitioned.

In August 2018 the Group Companies submitted their response to the claim filed. The response rejected the contentions appearing in the claim and requested summary dismissal of the claim. A pre-trial hearing has been scheduled for June 2019.

OPC believes, based on advice from its legal advisors, that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim. Therefore, no provision was included in the financial statements as at December 31, 2018.

B.	Commitments

a.	OPC Rotem

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a 20-year power purchase agreement (“the PPA”) with Israel Electric Company Ltd. (“IEC”) to purchase capacity and energy from OPC over a period of twenty (20) years from the commencement date of commercial operation (“COD”) of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC Rotem to provide the plant’s entire production capacity to IEC and to produce electricity in the quantities and on the dates as required by IEC.

PPA with end users

The PPA with IEC provides OPC Rotem with the option to allocate and sell the generated electricity of the power station directly to end users. OPC Rotem has exercised this option and sells all of its energy and capacity directly to end users.

Most of the agreements are for a period of 10 years. The consideration, tariff, are set based on the TAOZ, the generation component of the time-of-use electricity tariff, less a discount from the generation component. Both the TAOZ and the generation component are determined by the Electricity Authority (EA, previously name PUA) and are updated from time to time.

If the consideration is less than a minimum tariff of the generation component, the Company has the right to terminate the agreements.

The agreements guarantee a certain level of availability of the power plant below which, customers are entitled to compensation.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Natural supply gas agreement

On November 25, 2012, OPC Rotem signed an agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership ("Tamar Partners") regarding the natural gas supply to the power plant. The agreement shall terminate upon the earlier of: June 2029 or until OPC Rotem has consumed the entire contractual quantity. In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity, whichever is earlier (the "Tamar Agreement").

The price of the gas is linked to changes in the "Production Cost" Tariff, which is part of the TAOZ, and partially linked to the USD representative exchange rate, and includes "a floor price". According to the Agreement, OPC Rotem shall purchase natural gas with a total contractual quantity of 10.6 BCM (billions of cubic meters). OPC Rotem is under a “take or pay” obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the Tamar Agreement. The Tamar Agreement contains certain conditions that provide in the future flexibility to reduce the minimum annual quantity.

On December 28, 2015 the agreement received the Israeli Antitrust Authority, ("Authority") approval. The agreement between Tamar and OPC Rotem allows cutting back the supply of gas to OPC Rotem during the "interim period" in the event of gas shortage and gives preference in such scenario to certain customers of Tamar Partners over OPC Rotem.

In December 2016, the EA published its decision regarding an update of the generation component of the TAOZ, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh (as opposed to the 8% reduction that was initially proposed in the October 2016 EA draft decision). However, as part of the December 2016 EA decision, TAOZ was also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC Rotem’s tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff).

On January 8, 2018, the EA published a resolution which entered into force and effect on January 15, 2018, regarding the update of tariffs for 2018 (“2018 Tariff Update”), in which the rate of the production component was raised by 6.7% from NIS 265 per MWh to NIS 281.6 per MWh. As a result of the 2018 Tariff Update, Rotem and Hadera paid a price in 2018 that was higher than the minimum price stipulated in their gas agreements.

In December 2018, the Electricity Authority published a decision that entered into effect, subsequent to the date of the report, on January 1, 2019, regarding update of the tariffs for 2019 (hereinafter – “the 2019 Tariff Update”), whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh. As a result of the 2019 Tariff Update, Rotem and Hadera is expected to pay a higher price for the natural gas than the minimum price stipulated in its gas agreement.

b.	OPC Hadera

Power and Steam Purchase Agreement (“PSPA”)

On August 10, 2015, OPC Hadera and Hadera Paper entered into two agreements for the supply of electricity and steam to Hadera Paper’s facility:

-	Short Term PSPA - Pursuant this agreement, OPC Hadera will supply steam and electricity until COD of the power plant, which shall be done through the existing energy center.

-
Long Term PSPA – Pursuant this agreement, OPC Hadera will supply steam and electricity during the period commencing upon COD of the power plant and for a period of 18 years thereafter. Subsequent to the date of the report, in January 2019, an amendment was signed to this agreement providing that the period will be 25 years from the COD of the power plant.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

In consideration for electricity purchased under each of the PSPAs, Hadera Paper will pay an electricity tariff which is based on a certain discount in comparison with the electricity tariffs charged by the Israeli Electric Company Ltd. The steam price paid by Hadera Paper is subject to adjustment based upon Hadera Paper’s annual steam consumption.

Hadera Paper is under a “take or pay” obligation (hereinafter – "the TOP") regarding a certain annual quantity of steam based on a mechanism set forth in the agreements. Under the PSPAs, OPC Hadera is obligated to certain availability with respect to the supply of electricity and steam, which obligation excludes unavailability due to events predominately not in the control of OPC Hadera. In addition, in certain circumstances, OPC Hadera may be subject to penalties in the event of delays in the COD of the power plant. OPC Hadera’s liability is subject to an annual cap, as set out in the agreements.

PPA with end users

As of December 31, 2018, OPC Hadera completed the signing of agreements for the sale of most of the generation capacity of the power plant to end users. The agreements are for a period of 10 years, and under most of the agreements the end user has an early termination right, in accordance with the terms set forth in the agreement with right of refusal of OPC Hadera. The consideration was set based on the TAOZ rate, less a discount from the generation component.

If the consideration is less than the minimum tariff set for the generation component, OPC Hadera has the right to terminate the agreements. In addition, the agreements include compensation in the event of a delay of power plant’s COD and compensation for the unavailability of the power plant below an agreed minimum level.

Gas Sale and Purchase Agreement (“GSPA”)

On November 25, 2012, Rotem signed an agreement with Tamar Partners which, as at the date of the report, consist of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – “Tamar Partners”), regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and Rotem”). The Agreement between Tamar and Rotem will remain in effect until the earlier of June 2029 or the date on which Rotem consumes the full contractual quantity. Rotem is to purchase natural gas in an overall maximum quantity of 10.6 BCM (billion cubic meters).

Certain annual quantities in the Agreement between Tamar and Rotem are subject to a “Take‑or‑Pay" obligation (hereinafter – “the TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

The Agreement between Tamar and Rotem allows reducing the supply of gas to Rotem during the “interim period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over Rotem. Nevertheless,  in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Electricity Authority.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Without detracting from that stated above, pursuant to the gas sale and purchase agreement (hereinafter – “the GSPA”), Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, which according to a statement from Tamar Partners commenced, in April 2015 and will end in September 2020, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” Rotem is not subject to any TOP obligation.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars. As a result of past reductions in the generation component tariff, Rotem began paying the minimum price in November 2014, and therefore decreases in the generation tariff in February and September 2015 adversely affected Rotem’s profit margins.

In July 2013, the Electricity Authority published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In January 2015, the Electricity Authority published new tariffs, which reduced the tariff rates by about 10%. A disagreement arose between the parties in connection with the manner of indexing the natural gas price formula with respect to Rotem’s gas supply agreement with the Tamar Partners, namely, which of the Electricity Authority’s July 2013 tariffs applied to Rotem’s supply agreement and, similarly, also with respect to the tariffs published in January 2015 (see Note 19.A.a for further information).

Under the Agreement between Tamar and Rotem, on May 25, 2017 Rotem deposited in escrow the amount of $21,750 thousand (the balance of which includes accrued interest as at December 31, 2018, amounted to NIS 82,046 thousand) until the dispute is finally decided (hereinafter – “the Trust Deposit”).  This amount represents the amount in dispute, excluding the accrued interest.

Israel Natural Gas Lines Ltd. Agreement for the Transmission of Natural Gas

On July 11, 2007, Hadera Paper signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter- “INGL”), which was assigned to OPC Hadera on August 10, 2015, in accordance to the SPA. The agreement as amended on June 7, 2013 and March 31, 2015 is extended until July 14, 2018 and governs the transmission of natural gas to the Energy Center. The agreement was further extended and modified by a third amendment on December 28, 2015 which facilitates transmission of natural gas to the power plant, by means of the construction and installation of a new pressure regulation and measurement (PRMS) station, and includes additional commercial terms. The duration of the agreement, as modified by the third amendment, shall be 16 years from an agreed upon “start date” with an option for extension. The “start date” in accordance with the third amendment, will occur within a window of time as stipulated in the agreement. Such window may be postponed due to reasons attributable to changes in specifications of the PRMS or to the land on which the PRMS is to be constructed.

As part of the agreement, OPC Hadera extended to INGL a bank guarantee in the amount of approximately NIS 296 thousand (approximately $85 thousand) linked to the CPI in connection with OPC Hadera's monthly payment commitment pursuant to the agreement, which replaces the original guarantee provided by OPC Hadera.

In addition, OPC Hadera provided a CPI-linked corporate guarantee in an amount equal to NIS 4 million (approximately $1 million) in connection with the undertaking to construct the new PRMS facility for OPC Hadera under the agreement.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

IDOM Servicios Integrados

On January 21, 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter - “IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant in consideration of approximately $156 million (including additions to the Agreement that were signed at a later date), which is payable on the basis of progress and the achievement of milestones. The agreement contains a mechanism for the compensation of OPC Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided bank guarantees and a corporate guarantee by its parent company to secure said obligations and OPC Hadera has extended to IDOM a guarantee to secure part of OPC Hadera's liabilities.

In October 2018, an addendum to the construction agreement was signed (in this Section – “the Addendum to the Agreement”) whereby the additional amount Hadara was to pay, in the amount of about €10 million (approximately $11.5 million), in two payments of NIS 21.5 million (approximately $5.7 million) each, was updated such that the second payment was conditioned on construction of the Hadera Power Plant up to February 16, 2019 (a condition that was not fulfilled). Pursuant to the Addendum to the Agreement, a delay in completion of the work reduces the above‑mentioned payment in accordance with a mechanism determined by the parties. In addition, as part of the change order the parties agreed, among other things, to waive past claims. In the Company’s estimation, the commercial operation date of the Hadera Power Plant is expected to be in the third quarter of 2019 – this taking into account the delays that occurred during the construction, including, the timetables for replacement of a faulty component discovered during performance of the construction work, and as stated pursuant to the construction agreement Hadera is entitled to a certain compensation from IDOM in respect of delay in completion of the construction.

General Electric International and GE Global Parts

On June 27, 2016, OPC Hadera entered into a long-term service agreement (hereinafter - “the Service Agreement”) with General Electric International Ltd. (hereinafter - “GEI”) and GE Global Parts & Products GmbH (hereinafter - “GEGPP”), pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC Hadera Power Plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the date of signing the Service Agreement. The cost of the service agreement amounts to $42 million when the consideration will be payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the Power Plant and indemnification to OPC Hadera in the event of failure to meet the performance obligations. At the same time, OPC Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance works, up to a cumulative ceiling for every inspection period. GEI provided its subsidiary with a corporate guarantee of the parent company.

c.	OPC Energy Ltd.

Option agreement with Hadera Paper

On April 5, 2017, OPC Energy signed an option agreement with Hadera Paper, effective from February 9, 2017, concerning the lease of an area of some 68,000 sq.m. in proximity to the Hadera Power Plant. The option period commenced on the date of signing and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be payable: NIS 500 thousand (approximately $144 thousand) for 2017; NIS 1.5 million (approximately $433 thousand) for 2018; and NIS 3 million (approximately $800 thousand) for each of the years 2019 through 2022 (inclusive). Subsequent to the date of the report, in January 2019, an amendment to the option agreement with Hadera Paper was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, the Company is to pay Hadera Paper NIS 2.2 million (approximately $587 thousand) for 2019, and if the Company exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 800 thousand (approximately $213 thousand). The amendment to the optionag provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Additionally, OPC Energy is required to notify, at least 90 days prior to the end of each option year, of its intention to extent the option for an additional year. Otherwise, the option will expire at the end of the same year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and the Company does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of transfer of possession of the leasehold (i.e., the exercise date of the option) or the commencement date of commercial operation, as set forth in the agreement, with an option to extend the undertaking. It is further stipulated that the lease agreement will not include a liability limit and that OPC Energy will bear all fees, taxes and payments that are imposed in respect of the construction of a power plant on the leasehold.

d.	Tzomet Energy Ltd.

Acquisition of Tzomet

On April 6, 2017, OPC Energy (formerly IC Power Israel) entered into a series of agreements to acquire 95% of the shares of Tzomet Energy Ltd. (Tzomet) from Ipswich Holdings Netherlands B.V. (47.5%) and Rapac Energy Ltd. (47.5%), and an agreement with Methy Invest S.A. (Methy) for the waiver of its rights in connection with the shares of Ipswich and Rapac. Tzomet holds the rights to develop a natural gas fired power station at Plugot Junction (Israel) with an estimated capacity of approximately 396 MW, and the land rights and statutory approvals.

The total transaction consideration under the aforesaid agreements is expected to aggregate approximately $24 million, subject to adjustments pertaining to the volume of the Tzomet Project and subject to the payment milestones that are stipulated in the agreement.

On August 7, 2017, OPC Energy received a letter from the Israel Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration (“the Concentration Committee”), addressed to the Electricity Authority, stating that the Concentration Committee recommends not to grant a conditional license for the Tzomet project. Subsequent to the year end, an outline was determined for the expansion of the activities of the group to which OPC belongs (“the Idan Ofer Group”) in the area of generation of electricity from an economy-wide business concentration perspective. See Note 31.2.A.

In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet Energy, although Tzomet still requires the necessary regulatory approvals, the approval for a new conditional licenses for electricity generation of the Electricity Authority and the approval of the Anti-Trust Commissioner.

Subsequent to the date of the report, on January 3, 2019, OPC signed an agreement with the private shareholders in Tzomet, for which a trustee holds 5% of Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Tzomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones (see 10.A.1.a for further information).

PW Power Systems LLC

In September 2018, Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Tzomet Construction Contractor”), for construction of the Tzomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Tzomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from OPC (hereinafter – “the Work Commencement Order”), subject to certain circumstances spelled out in the Agreement. The Agreement includes a preliminary “development work” period, which commenced on September 6, 2018 (hereinafter – “the Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of building permits. It is noted that OPC is not required to submit a work commencement order and is permitted to conclude the Agreement in each of its stages, subject to certain circumstances stipulated in the Agreement.

In OPC’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided therein.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Zomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

e.	OPC Rotem and OPC Hadera

Energean agreement

On December 6, 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. (hereinafter - "Energean"), which has holdings in the Karish and Tanin gas reservoirs (hereinafter - "the gas reservoir"), subject to the fulfillment of suspending conditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

The agreements include additional provisions and arrangements for the purchase of natural gas, and with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements are valid for 15 years from the date the agreement comes into effect or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (OPC Rotem and OPC Hadera ). According to each of the agreements, if after the elapse of 14 years from the date the agreement comes into effect, the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement comes into effect  until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) at the end of 18 years from the date the agreement comes into effect. The agreement includes circumstances under which each party will be entitled to bring the relevant agreement to an end before the end of the contractual period, in case of prolonged non-supply, damage to collateral and more.

As for the consideration, the price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The total financial volume of the agreements may reach $ 1.3 billion (assuming maximum consumption according to the agreements and according to the gas price formula as at the report date), and depends mainly on the electricity generation component and the gas consumption. On January 14, 2018, the agreement was approved by OPC Energy’s shareholders.

OPC Hadera signed an agreement with an unrelated third party for the sale of surplus gas quantities which will be supplied to it pursuant to the agreement with Energean. As the agreements cannot be settled on a net basis and the undertakings were made for the purpose of OPC Hadera’s own independent contractual use, the agreements for the purchase and sale of gas are not within the scope of IFRS 9. Accordingly, the agreements were accounted for as executory contracts.

f.	Inkia Energy Limited

Under the share purchase agreement, our subsidiary Inkia has agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the purchase price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

Note 20 – Share Capital and Reserves

A.	Share Capital

	Company No. of shares (’000)
	2018	2017
Authorised and in issue at January, 1	53,808	53,720
Issued for share plan	19	88
Authorised and in issue at December. 31	53,827	53,808

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

In 2018, 19,171 (2017: 87,911) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $21.07 (2017: $12.51) per share.

Capital reduction

In December 2017, Kenon's shareholders approved a capital reduction to permit a distribution to shareholders of a portion of the proceeds received from the sale of Kenon's Latin American and Caribbean power generation and distribution businesses (the "Sale"). The capital reduction of up to $750 million was approved by the High Court of the Republic of Singapore on February 20, 2018. Kenon's Board of Directors considered a number of factors in determining the amount of the distribution, including the amount of proceeds from the Sale remaining after the repayment of debt, the payment of tax and other expenses, and Kenon's anticipated cash needs after the distribution.

On March 22, 2018, Kenon distributed an aggregate amount of $665 million, or $12.35 per share, to Kenon’s shareholders. As a result, the share capital and total equity of Kenon reduced by $665 million.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of profit or loss.

D.	Dividend

On November 27, 2018, Kenon announced that its board of directors approved a cash dividend of $1.86 per share (an aggregate amount of $100 million), to Kenon’s shareholders of record as of the close of trading on December 7, 2018, for payment on December 17, 2018.

Note 20 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2018 and 2017, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2018 is $404 thousand (2017: $1 million, 2016: $ 240 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $732 thousand as general and administrative expenses in 2018 (2017: $508 thousand, 2016: $547 thousand).

Note 21 – OPC Energy Ltd’s Initial Public Offering

On August 10, 2017, OPC Energy Ltd (“OPC”) completed the issuance of 31,866,700 ordinary shares on the Tel Aviv Stock Exchange to the public at a price of NIS 12.5 per share (approximately US$ 3.47 per share). The proceeds of the issuance amount to approximately NIS 399 million (approximately $ 111 million), net of issuance costs of NIS 39 million (approximately $11 million). After the completion of the issuance, the public holds 24.2% of OPC’s shares, while the Group’s equity interest was diluted to 75.8% of the total issued shares of OPC. As a result of the dilution, the Group, registered $57 million, net of capital reserves realization, in equity attributable to equity holders and $42 million in non-controlling interest.

Note 22 – Revenue and Cost of Sales and Services

A.	Revenue

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Revenue from sale of electricity	347,167	349,957	309,249
Revenue from sale of steam	16,095	15,438	14,939
Others	750	309	65
	364,012	365,704	324,253

Note 22 – Revenue and Cost of Sales and Services (Cont’d)

B.	Cost of Sales and Services

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Fuels	118,698	129,788	125,528
Electricty and infrastructure services	125,623	122,340	112,038
Salaries and related expenses	6,097	5,822	5,305
Generation and operating expenses and outsourcing	6,509	6,432	6,119
Third party services	1,548	1,734	1,764
Other	1,040	1,020	912
	259,515	267,136	251,666

The following footnote in the financial statements have been restated to be comparable with current year presentation:

For the year ended December 31, 2017	As previously stated	Effect of restatements	Restated
	$ Thousands
Fuels	-	129,788	129,788
Fuel, gas and lubricants	137,832	(137,832)	-
Electricity and infrastructure services	-	122,340	122,340
Capacity and energy purchases and transmission costs	50,973	(50,973)	-
Regulatory expenses	62,908	(62,908)	-
Salaries and related expenses	6,269	(447)	5,822
Generation and operating expenses and outsourcing	-	6,432	6,432
Third party services	2,670	(936)	1,734
Other	6,484	(5,464)	1,020
	267,136	-	267,136

For the year ended December 31, 2016	As previously stated	Effect of restatements	Restated
	$ Thousands
Fuels	-	125,528	125,528
Fuel, gas and lubricants	133,012	(133,012)	-
Electricty and infrastructure services	-	112,038	112,038
Capacity and energy purchases and transmission costs	57,310	(57,310)	-
Regulatory expenses	48,509	(48,509)	-
Salaries and related expenses	5,942	(637)	5,305
Generation and operating expenses and outsourcing	-	6,119	6,119
Third party services	2,890	(1,126)	1,764
Other	4,003	(3,091)	912
	251,666	-	251,666

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Payroll and related expenses	11,399	21,380	14,830
Depreciation and amortization	607	692	641
Professional fees	12,115	20,334	23,863
Other expenses	9,910	13,886	7,761
	34,031	56,292	47,095

Note 24 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands

Interest income from bank deposits	4,360	640	2,269
Interest income from deferred payment	14,166	-	-
Interest income from associated company	8,494
Net change from change in exchange rates	1,129	2,259	5,448
Net change in fair value of derivative financial instruments	-	-	6
Other income	443	5	1
Financing income	28,592	2,904	7,724
Interest expenses to banks and others	(30,382)	(59,514)	(45,317)
Net change in fair value of derivative financial instruments	-	(1,168)	-
Other expenses	-	(9,484)	(1,959)
Financing expenses	(30,382)	(70,166)	(47,276)
Net financing expenses recognized in the statement of profit and loss	(1,790)	(67,262)	(39,552)

Note 25 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Current taxes on income
In respect of current year*	1,878	64,291	1,687
In respect of prior years	(48)	44	92
Deferred tax income
Creation and reversal of temporary differences	9,669	8,474	473
Total taxes on income	11,499	72,809	2,252

No previously unrecognized tax benefits were used in 2016, 2017 or 2018 to reduce our current tax expense.

*
Current taxes on income in 2017 include $61 million taxes payable in connection with a restructuring to simplify the holding structure of some of the companies remaining in the Kenon group subsequent to the Inkia transaction. As a result of this restructuring (which was substantially completed in January 2018), Kenon holds its interest in OPC directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2018	2017	2016
	$ Thousands
Profit/(loss) from continuing operations before income taxes	461,968	(135,636)	(426,900)
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	78,535	(23,058)	(72,573)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	18,215	20,924	31,651
Income subject to tax at a different tax rate	2,632	63,446	(2,548)
Non-deductible expenses	6,752	12,850	41,960
Exempt income	(97,664)	(7,006)	-
Taxes in respect of prior years	(48)	44	92
Changes in temporary differences in respect of which deferred taxes are not recognized	(4)	4,285	1,419
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	2,883	350	2,449
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	-	13	-
Other differences	198	961	(198)
Taxes on income included in the statement of profit and loss	11,499	72,809	2,252

Note 25 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2017	(207,493)	1,711	84,735	(79,203)	(200,250)
Changes recorded on the statement of profit and loss	(13,940)	(1,097)	(13,919)	15,845	(13,111)
Changes recorded to equity reserve	-	882	-	(7,024)	(6,142)
Translation differences	(10,046)	24	4,397	1,253	(4,372)
Impact of change in tax rate	575	-	-	-	575
Sale of subsidiaries	140,736	(1,520)	(39,764)	71,095	170,547
Balance of deferred tax asset (liability) as at December 31, 2017	(90,168)	-	35,449	1,966	(52,753)
Changes recorded on the statement of profit and loss	4,532	68	(14,695)	134	(9,961)
Changes recorded to equity reserve	-	-	-	(104)	(104)
Translation differences	6,344	(2)	(1,972)	13	4,383
Balance of deferred tax asset (liability) as at December 31, 2018	(79,292)	66	18,782	2,009	(58,435)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2018	2017
	$ Thousands
As part of non-current assets	632	-
As part of non-current liabilities	(59,067)	(52,753)
	(58,435)	(52,753)

Income tax rate in Israel is 23%, 24% and 25% for the years ended December 31, 2018 and December 31, 2017 and 2016, respectively.

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of reducing the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the reversal date.

Note 25 – Income Taxes (Cont’d)

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:
•          Accrued in or derived from Singapore; or
•          Received in Singapore from outside of Singapore.
Certain categories of foreign sourced income including,
•          dividend income;
•          trade or business profits of a foreign branch; or
•          service fee income derived from a business, trade or
•          profession carried on through a fixed place of operation in a foreign jurisdiction.
may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Extension of safe habour under Singapore Budget 2016

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 (extended from May 31, 2017 to May 31, 2022) are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Note 26 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Income/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2018	2017	2016
	$ Thousands
Income/(loss) for the year attributable to Kenon’s shareholders	434,213	236,590	(411,937)

(Loss)/income for the year from discontinued operations (after tax)	(5,631)	476,565	35,150
Less: NCI	-	(24,928)	(13,250)
(Loss)/income for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	(5,631)	451,637	21,900

Income/(loss) for the year from continuing operations attributable to Kenon’s shareholders	439,844	(215,047)	(433,837)

B.	Number of ordinary shares

	For the year ended December 31
	2018	2017	2016
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,826	53,761	53,720

Note 27 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Inkia, a wholly-owned subsidiary of IC Power completed the sale of its Latin American and Caribbean businesses to ISQ, an infrastructure private equity firm.

The sale generated proceeds of approximately $1,332 million consisting of $1,110 million proceeds paid by ISQ plus retained unconsolidated cash at Inkia of $222 million. This reflects the base purchase price of $1,177 million after certain adjustments, including estimated working capital, debt and cash at closing. The purchase price was subject to adjustments, including a final adjustment based on actual working capital, debt and cash amounts as of the closing date.

As part of the transaction, ISQ assumed Inkia’s $600 million of bonds, which were issued in November and December 2017.

At the date of closing, ISQ paid $935 million and entered into a four year $175 million deferred payment obligation accruing 8% interest payable in kind.

In addition, Kenon’s subsidiaries is entitled to receive payments from ISQ in connection with certain insurance and other claims held by companies within the Inkia’s businesses. In 2018, $7.3 million (2017: $12 million) was recognized in discontinued operations relating to such claims.

Note 27 – Discontinued Operations (Cont’d)

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	$ thousands
Revenue	-	1,777,232	1,517,391
Cost of sales and services (excluding depreciation and amortization)	-	(1,235,214)	(1,076,563)
Depreciation and amortization	-	(135,733)	(132,998)
Gross profit	-	406,285	307,830
Income before taxes on income	1,178	152,280	92,233
Taxes on income (1)	(3,944)	(73,141)	(57,083)
(Loss)/income after taxes on income	(2,766)	79,139	35,150
(Loss)/gain on sale of discontinued operations (2)	(2,065)	529,923	-
Tax on loss on sale of discontinued operations	(800)	(132,497)	-
(Loss)/income from discontinued operations	(5,631)	476,565	35,150

Net cash flows provided by operating activities	-	319,637	176,515
Net cash flows (used in)/provided by investing activities	(155,361)	816,544	(300,833)
Net cash flows (used in)/provided by financing activities	-	(103,524)	25,308
Cash and cash equivalents (used in)/provided by discontinued operations	(155,361)	1,032,657	(99,010)

Income tax payable	4,744
Net liabilities	4,744

(1)          Additional taxes in relation to the sale by IC Power of its Latin American and Caribbean businesses.
(2)         Mainly relates to the write down of a contingent asset following settlement of the related insurance claim.

Note 28 – Segment, Customer and Geographic Information

A.	General

The following summary describes the Group’s reportable segments in 2018:

1.	OPC – OPC Energy Ltd operates in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity.

2.
Quantum – Quantum (2007) LLC is a wholly owned subsidiary of Kenon and holds Kenon’s share in Qoros. Qoros is a China-based automotive company that is jointly-owned with Baoneng Group and a subsidiary of Wuhu.

In addition to the segments detailed above, the Group has other activities, such as the discontinued power businesses in Latin America and Caribbean, container shipping services and renewable energy businesses categorized as Others.

Evaluation of the operating segments performance is based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items as presented in the tables below.

There were no intersegment sales in 2018, 2017 and 2016.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

B.	Information regarding reportable segments

Financial information of the reportable segments is set forth in the following table.

	OPC	Quantum	Other	Adjustments	Total
	$ thousands
2018
Total sales	363,262	-	750	-	364,012

Income/(loss) before taxes	36,499	456,854	(31,385)		461,968
Income Taxes	(10,233)	-	(1,266)	-	(11,499)
Income/(loss) from continuing operations	26,266	456,854	(32,651)	-	450,469

Depreciation and amortization	29,809	-	607		30,416
Financing income	(2,031)	(10,371)	(48,430)	32,240	(28,592)
Financing expenses	27,219	2,003	33,400	(32,240)	30,382
Other items:
Write back of financial guarantee	-	(62,563)	-	-	(62,563)
Gain on third party investment in Qoros	-	(504,049)	-	-	(504,049)
Fair value loss on option	-	39,788	-	-	39,788
Share in losses of associated companies	-	78,338	26,919	-	105,257
	54,997	(456,854)	12,496	-	(389,361)

Adjusted EBITDA	91,496	-	(18,889)	-	72,607

Segment assets	893,162	91,626	239,550	-	1,224,338
Investments in associated companies	-	139,184	91,596	-	230,780
					1,455,118
Segment liabilities	700,452	-	38,948	-	739,400
Capital expenditure	100,389	-	19	-	100,408

	OPC	Quantum	Other	Adjustments	Total
	$ thousands
2017
Total sales	365,395	-	309	-	365,704

Income/(loss) before taxes	22,708	(127,526)	(30,818)	-	(135,636)
Income Taxes	(8,945)	-	(63,864)	-	(72,809)
Income/(loss) from continuing operations	13,763	(127,526)	(94,682)	-	(208,445)

Depreciation and amortization	30,102	-	692	-	30,794
Financing income	(1,088)	-	(13,230)	11,414	(2,904)
Financing expenses	33,753	6,328	41,499	(11,414)	70,166
Other items:
Share in losses/(income) of associated companies	-	121,198	(10,533)	-	110,665
Write back of impairment of investments	-	-	(28,758)	-	(28,758)
	62,767	127,526	(10,330)	-	179,963

Adjusted EBITDA	85,475	-	(41,148)	-	44,327

Segment assets	939,809	15,654	1,448,700	-	2,404,163
Investments in associated companies	-	1,694	120,000	-	121,694
					2,525,857
Segment liabilities	742,692	75,081	656,737	-	1,474,510
Capital expenditure	109,226	-	121,245	-	230,471

Note 28 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Quantum	Other	Adjustments	Total
	$ thousands
2016
Total sales	324,188	-	65	-	324,253

Income/(loss) before taxes	20,450	(142,534)	(304,816)	-	(426,900)
Income Taxes	(67)	-	(2,185)	-	(2,252)
Income/(loss) from continuing operations	20,383	(142,534)	(307,001)	-	(429,152)

Depreciation and amortization	26,697	-	589	-	27,286
Financing income	(2,988)	-	(17,081)	12,345	(7,724)
Financing expenses	22,838	-	36,783	(12,345)	47,276
Other items:
Share in losses/(income) of associated companies	-	142,534	43,681	-	186,215
Provision of financial guarantee	-	-	130,193	-	130,193
Impairment of investments	-	-	72,263	-	72,263
	46,547	142,534	266,428	-	455,509

Adjusted EBITDA	66,997	-	(38,388)	-	28,609

Segment assets	667,631	2,016	4,261,929	-	4,931,576
Investments in associated companies	-	117,593	90,640	-	208,233
					5,139,809
Segment liabilities	533,684	-	3,709,905	-	4,243,589
Capital expenditure	72,540	-	245,313	-	317,853

C.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousand):

	2018		2017		2016
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	74,019	20.33%	75,757	20.72%	59,886	18.47%
Customer 2	61,482	16.89%	50,461	13.80%	32,449	10.01%
Customer 3	54,639	15.01%	53,617	14.66%	39,359	12.14%
Customer 4	42,487	11.67%	*	*	*	*
Customer 5	39,276	10.79%	38,223	10.45%	36,394	11.22%

(*)    Represents an amount less than 10% of revenues.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2018	2017	2016
	$ Thousands
Israel	363,262	365,395	324,188
Others	750	309	65
Total revenues	364,012	365,704	324,253

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2018	2017
	$ Thousands
Israel	636,256	617,358
Others	138	447
Total non-current assets	636,394	617,805

* Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in IAS 24 – Related Party Disclosures and include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered as key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	For the year ended December 31,
	2018	2017
	$ thousands

Short-term benefits	2,475	5,632
Share-based payments	732	508
	3,207	6,140

Note 29 – Related-party Information (Cont’d)

C.	Transactions with related parties (excluding associates):

	For the year ended December 31,
	2018	2017	2016
	$ thousands
Sales of electricity	80,269	102,443	148,119
Administrative expenses	393	331	614
Sales of gas	6,868	31,296	29,873
Financing expenses, net	(2,091)	18,444	14,475
Repayment of loan to Ansonia	(77,085)	-	-
Repayment of loan to IC	(239,971)	-	-

D.	Transactions with associates:

	For the year ended December 31,
	2018	2017	2016
	$ Thousands
Finance income, net	8,494	-	-
Other income, net	140	198	178

Balances with related parties:

	As at December 31,		As at December 31,
	2018		2017
	Other related parties *	Total	Ansonia	Other related parties *	Total
	$ Thousands		$ Thousands
Trade receivables	7,041	7,041	—	12,778	12,778

Loans and Other Liabilities
In US dollar or linked thereto	(1,481)	(1,481)	75,081	242,598	317,679
Weighted-average interest rates (%)	0.00%	0.00%	6.00%	7.69%	7.29%

Repayment years
Current maturities	1,170		75,081	242,598
Second year	-		—	—
Third year	-		—	—
Fourth year	-		—	—
Fifth year	311		—	—
Sixth year and thereafter	-		—	—
	1,481		—	242,598

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	Regarding the convertible loan from Ansonia to Quantum, see Note 9.C.b.6.

F.	Gas Sale Agreement with ORL, see Note 19.B.(a).

Note 30 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.
Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31,
	2018	2017
	$ Thousands
	Carrying amount
Cash and cash equivalents	131,123	1,417,388
Short-term investments and deposits	49,938	7,144
Trade receivables, net	35,548	44,137
Other current assets	33,210	35,752
Deposits and other long-term receivables including derivative instruments	305,616	259,555
	555,435	1,763,976

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31,
	2018	2017
	$ Thousands
Israel	35,291	44,058
Other regions	257	79
	35,548	44,137

Note 30 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31
	2018	2017
	$ Thousands	$ Thousands
Not past due	35,438	50
Past due up to 3 months	87	40,879
Past due 3 – 6 months	—	3,208
Past due more than one year	23	—
	35,548	44,137

No impairment has been recorded on any of the trade receivable amounts.

C.
Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2018
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	47,672	47,672	47,672	-	-	-
Other payables	5,885	5,885	5,885	-	-	-
Non-convertible debentures *	78,409	103,561	6,555	11,596	30,910	54,500
Loans from banks and others *	538,209	699,563	41,646	56,446	165,829	435,642
	670,175	856,681	101,758	68,042	196,739	490,142

*	Includes current portion of long-term liabilities.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2017
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Loans from banks and others *	317,684	317,786	317,786	-	-	-
Trade payables	58,895	58,895	58,895	-	-	-
Other payables	77,869	77,964	77,964	-	-	-
Non-convertible debentures **	91,122	125,089	13,153	7,086	34,033	70,817
Loans from banks and others **	627,150	846,652	157,805	50,768	173,222	464,857
Financial guarantee ***	44,342	44,342	44,342	-	-	-

Financial liabilities – hedging instruments
Forward exchange rate contracts	439	439	439	-	-	-

Financial liabilities not for hedging
Derivatives on exchange rates	73	73	73	-	-	-
	1,217,574	1,471,240	670,457	57,854	207,255	535,674

*       Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable.

D.
Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)          CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (NIS).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 30 – Financial Instruments (Cont’d)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

(a)	Exposure to CPI and foreign currency risks The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2018
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	86,896	—	2,778
Short-term investments, deposits and loans	27,638	—	55
Trade receivables	35,291	—	44
Other receivables	286	—	26
Long-term deposits and loans	48,490	—	—
Total financial assets	198,601	—	2,903

Trade payables	23,774	—	9,968
Other payables	2,215	—	811
Loans from banks and others and debentures	163,162	450,571	—
Total financial liabilities	189,151	450,571	10,779

Total non-derivative financial instruments, net
Derivative instruments	—	—	90,184
Net exposure	—	—	90,184

	As at December 31, 2017
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	158,679	—	18,593
Short-term investments, deposits and loans	60,855	—	—
Trade receivables	42,004	—	—
Other receivables	2,686	—	3,603
Long-term deposits and loans	25,600	—	—
Total financial assets	289,824	—	22,196

Loans from banks and others	—	—	30,308
Trade payables	31,286	—	86
Other payables	3,178	—	1,316
Long-term loans from banks and others and debentures	109,629	478,891	—
Total financial liabilities	144,093	478,891	31,710

Total non-derivative financial instruments, net	145,731	478,891	(9,514)
Derivative instruments	—	—	(439)
Net exposure	145,731	478,891	(9,953)

Note 30 – Financial Instruments (Cont’d)

(b)
Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

	As at December 31, 2018
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(35,582)	(18,658)	18,658	35,582
CPI	(25,875)	(12,937)	10,222	10,600

	As at December 31, 2017
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	13,248	6,940	(6,940)	(13,248)
CPI	(43,536)	(22,804)	22,804	43,536

(2)
Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2018	2017
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	55,027	1,438,243
Financial liabilities	(586,334)	-
	(531,307)	1,438,243

Variable rate instruments
Financial assets	102,392	-
Financial liabilities	-	(239,876)
	102,392	(239,876)

Note 30 – Financial Instruments (Cont’d)

Type of interest (Cont’d)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2018
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	1,024	(1,023)

	As at December 31, 2017
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(2,399)	2,399

E.	Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2018
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	78,409	80,998
Long-term loans from banks and others (excluding interest)	508,203	555,570

	As at December 31, 2017
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	91,122	105,488
Long-term loans from banks and others (excluding interest)	527,706	649,487

The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 30 – Financial Instruments (Cont’d)

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

– Level 2: Observed data, direct or indirect, not included in Level 1 above.

– Level 3: Data not based on observed market data.

	As at	As at
	December 31, 2018	December 31, 2017
	Level 3	Level 2
	$ Thousands	$ Thousands
Assets
Qoros put option	90,103	-
Derivatives not used for accounting hedge	-	1,471
	90,103	1,471
Liabilities
Derivatives used for accounting hedge	-	439
Derivatives not used for accounting hedge	-	73
	-	512

(3)	Data and measurement of the fair value of financial instruments at Level 2

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Level 3

The fair value of Qoros put option, as of the valuation date, was based on the Binomial model using the following variables:

•	The underlying asset value is Qoros’ equity value as of the valuation date.

•	The exercise price of the option is the price that must be paid for the stock on the date the put option is exercised, and is defined by the terms of the award.

•	The expected exercise date is the period between the grant date and the expiration date.

•	The Risk-free interest rate was based on yields on traded China government bonds, with time to maturity equals to the put option contractual period.

•	Expected volatility was based on the historical weekly volatility of comparable companies for a period of 4.3 years (remaining contractual term of the put option, as of the valuation date).

•	Expected dividend yield is 0% as no dividend distribution is expected in the foreseeable future.

Note 30 – Financial Instruments (Cont’d)

The credit risk adjustment was calculated using a recovery rate of 40% (common assumption of market participants) and credit spreads based on traded corporate bonds which have credit ratings of AA for a similar time to maturity as the put option.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values as at December 31, 2018 and 2017, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Interest rate Swaps
The Group applies standard valuation techniques such as: discounted cash flows for fixed and variables coupons (estimated with forward curves) using as discounted rates the projected LIBOR zero coupon curve. The observable inputs are obtained through market information suppliers.

		Not applicable	Not applicable
Put Options	The Group applies standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.	The group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase(decrease) if: - the volatility is higher (lower) - the credit risk is lower (higher)
Foreign Exchange Forwards
The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.
		Not applicable	Not applicable

Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable

Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

Note 31 – Subsequent Events

1.	Qoros

A.
On January 8, 2019, Kenon announced that it had entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the New Qoros Investor in Qoros for a purchase price of RMB1,560 million (approximately $227 million), which is based on the same post-investment valuation as the initial investment by the New Qoros Investor in Qoros. The sale is subject to obtaining customary relevant third-party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the New Qoros Investor in Qoros will hold 63% and Chery will own 25%.

As a result of the transaction, Kenon will recognize an estimated gain on disposal of approximately $133 million in its financial statements in 2019. The 12% investment in Qoros was classified as assets held for sale as at December 31, 2018. See Note 9.F.

Following the transaction, Kenon will lose significant influence over Qoros and will account for its remaining 12% interest in Qoros on a fair value basis going forward. As a result of the change from equity to fair value accounting Kenon will recognize a fair value gain.

The sale was not made pursuant to the put option described in Note 9.C.b.2. Furthermore, following completion of the sale, the Majority Shareholder in Qoros will be required to assume its pro rata share of guarantees and equity pleges of Kenon and Chery based on the change to its equity ownership.

2.	OPC

A.	Market Concentration Committee – Regulatory Outline Plan

In January 2019, an outline was determined for expansion of the activities of the Group to which OPC belongs to (“the Idan Ofer Group”) in the area of generation of electricity from an economy-wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Tzomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy-wide business concentration to granting the requested license to Tzomet, however this being only after compliance with the conditons provided in the Business Concentration Outline and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy-wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement, however this being only after compliance with the conditions provided in the Business Concentration Outline. It is noted that the Business Concentration Committee was provided a commitment of Mr. Idan Ofer in connection with the Business Concentration Outline. The sale of the Idan Ofer Group’s holdings in Reshet Media Ltd., which was one of the conditions under the outline plan, has been completed.

In April 2019, the Electricity Authority published its decision to grant Tzomet a new conditional license for the construction of a 396MW conventional open-cycle power plant, for a period of 66 months. Pursuant to this decision, the license will become valid following the Israeli Minister of Energy’s approval and the deposit of a guarantee by Tzomet. The period of the conditional license can be extended by the Electricity Authority, subject to the Israeli Minister of Energy’s approval, and subject to the regulation. At the end of the period, Tzomet will be granted a permanent generation license, subject to its compliance with the conditions set by law.

B.	Dividend

In March 2019, OPC declared a dividend of NIS 36 million (approximately $10 million). Kenon’s share of the dividend is approximately $7.5 million.

Statement of financial position of the Company
As at December 31, 2018

	Note	2018	2017
		US$’000	US$’000
Non-current assets
Plant and equipment		19	48
Investment in subsidiaries	34	624,031	1,190,632
Investment in associate	35	120,000	120,000
Other receivable		2,142	-
Deferred payment receivable	12	189,166	-
Deposits		56	56
		935,414	1,310,736

Current assets
Prepayments and other receivables	36	7,263	19,392
Cash and cash equivalents		38,486	46,807
Total current assets		45,749	66,199

Total assets		981,163	1,376,935

Equity
Share capital	37	602,450	1,267,210
Capital reserve		7,788	7,056
Shareholder transaction reserve	38	-	3,601
Accumulated profit/(loss)		327,213	(244,607)
Total equity		937,451	1,033,260

Current liabilities
Financial guarantees	39	-	44,341
Loan payables	40	-	289,479
Trade and other payables	41	41,265	2,359
Accruals		2,447	7,496
Total current liabilities		43,712	343,675
Total equity and liabilities		981,163	1,376,935

Notes to the Financial Statements

Note 32 - Basis of preparation

32.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2 of consolidated financial statements).

Note 33 - Significant accounting policies

The accounting policies set out below have been applied consistently to the statements of financial position.

33.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

33.2	Investments in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

33.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Note 34 - Investment in subsidiaries

	2018	2017
	US$’000	US$’000

Unquoted equity investment, at cost	326,021	23,626
Loans to subsidiaries, at cost	847,426	1,149,735
Financial guarantees	-	29,676
Impairment losses	(549,416)	(12,405)
	624,031	1,190,632

The movement in the allowance for impairment in respect of investment in subsidiaries during the year was as follows:

	2018	2017
	US$’000	US$’000

At January 1	12,405	12,405
Impairment charge	537,011	-
At December 31	549,416	12,405

In 2018, the impairment losses relate mainly to the write down of investments in Inkia Energy Ltd of approximately $485 million and IC Green Energy Ltd of approximately $52 million.

Details of the subsidiaries are as follows:

		Principal place
Name of subsidiary	Principal activities	of business	2018	2017
			%	%

IC Green Energy Ltd	Renewable energy	Israel	100	100
I.C. Power Asia Development Ltd[1]	Investment holding	Israel	100	-
IC Power Ltd.	Investment holding	Singapore	100	100
Inkia Energy Ltd[2]	Investment holding	Bermuda	100	-
Kenon TJ Holdings Pte. Ltd.	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
OPC Energy Ltd.[3]	Generation of electricity	Israel	75.82	-
Quantum (2007) LLC	Investment holding	United States	100	100

1
I.C. Power Asia Development Ltd was held by IC Power Ltd. On December 7, 2018, IC Power Ltd. transferred all of its equity interests in I.C. Power Asia Development Ltd to Kenon under common control for zero consideration. I.C. Power Asia Development Ltd is currently in the process of liquidation.

2
Inkia Energy Ltd was held by I.C. Power Asia Development Ltd. On February 14, 2018, I.C. Power Asia Development Ltd transferred all of its equity interests in Inkia Energy Ltd to Kenon under common control for a consideration of approximately $487 million which represents the book value of Inkia Energy Ltd equity at the date of transfer.  In July 2018, Inkia Energy Ltd distributed substantially all of its assets to Kenon by way of dividend amounting to $514 million. Kenon’s investment in Inkia Energy Ltd was subsequently written down to its recoverable amount of $2 million during 2018 as Inkia Energy Ltd is currently in the process of liquidation, resulting in an impairment charge of $485 million. In August 2018, the consideration payable to I.C. Power Asia Development Ltd of $487 million was reassigned to IC Power Ltd. In October 2018, IC Power Ltd. distributed an interim dividend of $690 million which was partially settled by offsetting the amount due from Kenon of $487 million.

3
OPC Energy Ltd. is a public company the securities of which are listed for trading on the Tel-Aviv Stock Exchange. OPC Energy Ltd. operate in Israel in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the generation and supply of electricity to private customers and to Israel Electric Company. OPC Energy Ltd. was previously controlled by I.C. Power Asia Development Ltd. On February 15, 2018, I.C. Power Asia Development Ltd transferred all of its equity interests in OPC Energy Ltd. to Kenon under common control for a consideration of approximately $374 million.

Note 35 – Investment in associate

	2018	2017
	US$’000	US$’000

Unquoted equity investment, at cost	191,069	191,069
Impairment losses	(71,069)	(71,069)
	120,000	120,000

The movement in the allowance for impairment in respect of investment in associate during the year was as follows:

	2018	2017
	US$’000	US$’000

At January 1	71,069	101,069
Impairment write back	-	(30,000)
At December 31	71,069	71,069

Following an improvement in the shipping industry in 2017, a write-back impairment of $30 million was recognised in 2017 to partially reverse the impairment loss in year 2016 (see Note 9.C.a.2 of consolidated financial statements).

Name of associate	Principal activities	Principal place of business	Ownership interest
			2018	2017
			%	%

ZIM Integrated Shipping Services Ltd.	Shipping services	International	32	32

See Note 9.A.1 of the consolidated financial statements for the financial information for ZIM Integrated Shipping Services Ltd.

Note 36 - Prepayments and other receivables

	2018	2017
	US$’000	US$’000

Amount due from subsidiaries, non-trade[1]	2,638	15,720
Amount due from associate, non-trade	29	30
Amount due from related companies, non-trade	8	7
Contingent Consideration[2]	4,500	-
Financial guarantee	-	3,540
Prepayments	72	63
Other receivables	16	32
	7,263	19,392

1      These amounts are unsecured, interest free and repayable on demand.
2
This represents contingent consideration receivable from ISQ as a part of the transaction described in Note 27. The Company received the rights to the contingent consideration from Inkia Energy Ltd. as part of an internal re-organisation of the Group.

Note 37 - Share capital

The capital structure of the Company comprises of issued capital and accumulated profits. The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement (see Note 20 of consolidated financial statements).

Note 38 - Shareholder transaction reserve

The shareholder transaction reserve relates to a financial guarantee provided by Ansonia Holdings Singapore B.V. (“Ansonia”) to support Qoros loans. In 2018, the financial guarantee was released following completion of the transaction with the New Qoros Investor (see Note 9.C.b.6.f of consolidated financial statements).

Note 39 - Financial guarantees

As at 31 December 2017, the Company’s financial guarantees to Chery Automobile Investments Co., Ltd (“Chery”), in respect of an obligation of Qoros Automotive Co., Ltd (“Qoros”) to Chery, amounted to $44 million. In 2018, the Company derecognised the financial guarantee following the completion of the transaction with the New Qoros Investor (see Note 9.C.b.6.g of consolidated financial statements), as management assessed that the likelihood of future cash payment in relation to the financial guarantee is now not probable.

Note 40 - Loan payables

As at December 31, 2017, majority of the balance relates to a $200 million credit facility fully drawn down from IC. The loan was repaid on 2 January 2018 for a total amount of $242 million.

Note 41 – Trade and other payables

	2018	2017
	US$’000	US$’000

Trade payables	694	250
Amount due to subsidiaries, non-trade[1]	39,080	549
Amount due to related companies, non-trade	68	-
Provision for income tax	1,312	1560
Other payables	111	-
	41,265	2,359

1	Mainly relates to a loan due to I.C. Power Asia Development Ltd that is unsecured, interest-free and repayable on demand.

Note 42 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- to AA+, based on rating agency Standard & Poor’s ratings.

Note 42 - Financial instruments (Cont’d)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was as follows.

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

As at December 31, 2018, the Company had no variable rate instrument.

		Profit or loss
	Nominal amount	100bp increase	100bp decrease
	US$’000	US$’000	US$’000
2017
Variable rate instruments
Loan payable	200,000	(2,000)	2,000

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are Chinese yuan (CNY), British pound (GBP) and Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to significant foreign currency risk was as follows:

	2018	2017
	US$’000	US$’000

Cash & Cash Equivalents (SGD)	627	101
Other receivables (SGD)	16	66
Financial guarantee (CNY)	-	(44,341)
Trade and other payables (GBP)	(279)	(524)
Trade and other payables (SGD)	(1,368)	(1,604)
Accrual (CNY)	(211)	-
Accrual (GBP)	(1)	(61)
Accrual (SGD)	(66)	(1,053)

Note 42 - Financial instruments (Cont’d)

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar at December 31 would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss for the year ended December 31,
	2018	2017
	US$ thousands

SGD (5% strengthening)	(40)	(125)
CNY (5% strengthening)	(11)	(2,217)
GBP (5% strengthening)	(14)	(29)

SGD (5% weakening))	40	133
CNY (5% weakening))	11	2,217
GBP (5% weakening))	14	29

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The contractual obligations of financial liabilities as at financial year/period end are as follows:

	Carrying amount	Contractual cash flows	1 year
	US$’000	US$’000	US$’000
At December 31, 2018
Financial liabilities
Accruals	2,447	2,447	2,447
Trade and other payables	41,265	41,265	41,265
	43,712	43,712	43,712
At December 31, 2017
Financial liabilities
Accruals	7,496	7,496	7,496
Trade and other payables	2,359	2,359	2,359
Loan payable	289,479	289,479	289,479
Financial guarantee	44,341	44,341	44,341
	343,675	343,675	343,675

Except for these financial liabilities and the cash flow arising from the financial guarantees, it is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.